Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of _____October _________ 2004

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




	       This Form 6-K consists of the following:

                Management's Discussion and Analysis
                               and
               TELUS Corporation Financial Statements

                            Third Quarter

                          October 26, 2004

------------------------------------------------------------------------------


Forward-looking statements
    ==========================================================================
    This document and the management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; dividends; share repurchase implementation; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; health and safety; strategic partners; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States
    (filed on EDGAR at www.sec.gov).

    For further information, see the Risks and uncertainties section in TELUS' 2003 annual Management's discussion and analysis, and significant updates in interim reports for the first, second and third quarters of 2004.

    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
    ==========================================================================

    Management's discussion and analysis - October 26, 2004

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and nine-month periods ended September 30, 2004 and 2003, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.

    TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 20 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis have been reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

    The following discussion is comprised of significant updates since Management's discussion and analysis reported in TELUS' 2003 Annual Report and in interim reports for the first and second quarters of 2004:

    1. Core business, vision and strategy
    2. Key performance drivers
    3. Capability to deliver results
    4. Results
    5. Risks and uncertainties


    1. Core business, vision and strategy

    1.1 Strategic imperatives

    TELUS continues to be guided by its six strategic imperatives established four years ago that serve as a guideline for the Company's actions. Some recent examples of TELUS' activities in support of these imperatives follow:

        Building national capabilities across data, IP and wireless; Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy;
        Focusing relentlessly on the growth markets of data, IP and wireless

    On May 13, 2004, the Company announced its intention to make unsolicited offers to purchase for cash all of the issued and outstanding Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 of Microcell Telecommunications Inc. ("Microcell"), which offers were made May 17, 2004. The offers were extended in June, July and August, pending outcome of the Competition Bureau's review. On
    September 20, 2004, Rogers Wireless Communications Inc. ("Rogers Wireless") announced an agreement with Microcell to make an all-cash offer to purchase Microcell shares and warrants, supported by a recommendation from Microcell's Board. The amount offered by Roger's Wireless exceeded by 21% the amount offered by TELUS. In addition, Roger's Wireless had negotiated the right to match any competing bids. On the same day, TELUS extended its all-cash offers to October 12, 2004, in order to evaluate the terms and conditions of the rival bid and to maintain the offers in the event that the Roger's Wireless bid ran into difficulty.

    On October 12, 2004, TELUS announced that it was not extending its offers to purchase shares and public warrants of Microcell and as a result would not be taking up shares and public warrants previously deposited. TELUS also cancelled a commitment for a $500 million credit facility, which was to be available for general corporate purposes following the completion of the offers.

      TELUS Next Generation Network ("NGN") reached another milestone

    Consistent with TELUS' strategy to build national capabilities across voice, data, IP and wireless, the TELUS Next Generation Network team achieved another milestone in the migration of long distance voice traffic from competitors to the NGN, a migration that began in July 2003. On September 8, 2004, all calls originating in B.C. and Alberta destined to Ontario, that had previously been transported via the Stentor network, were successfully migrated to the NGN. In May of 2004, all calls originating in B.C. and Alberta destined to Quebec, were migrated to NGN. The migration of calls is another step in the transformation of the TELUS network to a single ubiquitous Internet Protocol ("IP") network designed to carry high-quality voice, data and video applications. This should eventually eliminate the need for separate networks to carry these applications.

      Going to the market as one team, under a common brand, executing a single strategy

    TELUS continues to execute on its commitment to being Canada's premier corporate citizen by supporting the communities in which employees live and work. During recent months the Company has announced sponsorships including Hockey Canada and an eight-year $4 million Alpine Canada Alpin partnership to boost the national ski organization's goal of again making Canada a world-leading alpine ski racing country. Also announced was a $9 million partnership with Science World in Vancouver that will be known as TELUSphere. The Company also ran in September the TELUS Kits for Kids program, which puts a backpack full of school supplies in the hands of kids who need them in numerous communities.

    2. Key performance drivers

    TELUS is focused on addressing six 2004 corporate priorities to help drive operational performance. An update on certain priorities follows:

    2.1 Reaching a collective agreement

    Contract negotiations between TELUS Communications Inc. ("TCI") and the Telecommunications Workers Union ("TWU") remain at a standstill pending the resolution of a number of outstanding appeals to the Canada Industrial Relations Board ("CIRB") and the Federal Court of Appeal. The parties have filed all the necessary submissions in these cases and await the CIRB's decisions.

    The CIRB reconsideration appeal by TELUS asks that the binding arbitration order and communication ban be lifted to allow the parties to resume negotiations towards achieving a new collective agreement covering some 11,000 unionized employees in Western Canada.

    TCI and TELUS Mobility have also appealed CIRB Decision 278, which declared that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in Alberta and British Columbia, should be included in the TWU bargaining unit represented by the TWU without a representational vote. The TCI and TELUS Mobility application to the Federal Court of Appeal for judicial review of Decision 278 was heard on October 4-5, 2004. A decision from the Court is pending.

    3. Capability to deliver results

    3.1 Operational capabilities - TELUS Communications

    The Communications segment organization structure was simplified during the third quarter of 2004, reducing the number of customer-facing business units from five to four. By early October 2004, the sales, marketing, solutions development, customer care and shared services of the two business customer-facing units (one that supported small and mid-sized customers and one that supported large corporate and government clients) were integrated. The new Business Solutions unit is expected to provide improved operational efficiencies through reduced duplication as well as improved effectiveness. In particular, having one point of contact will facilitate more effective communication with business customers. Internally, there will be fewer interfaces with enabling departments, allowing more effective prioritization of initiatives and better use of resources.

    3.2 Operational capabilities - TELUS Mobility

    With the wireless marketplace exhibiting strong growth, TELUS Mobility has managed best-in-class results in many respects. Focus on customer care, value-added solutions and superior network quality provides the customer with an exceptional service experience. With the focus on profitable wireless growth and operating scale efficiencies, TELUS Mobility is generating significant EBITDA margins ahead of its peer group. A significant proportion of every incremental network revenue dollar earned continues to flow through to EBITDA. TELUS Mobility's performance in the marketplace and its ability to efficiently provide value to its customers, have resulted in TELUS Mobility being named the top ranked wireless operator in North America by N. Moore Capital for the second time.

    3.3 Liquidity and capital resources

    TELUS repaid approximately $210 million in debt which matured in August, reduced the cash proceeds from the sale of securitized accounts receivable by $150 million and redeemed $72.8 million in Preference and Preferred shares during the first nine months of 2004. During the same period, the cash balance increased by $616.0 million to $622.2 million. TELUS also has access to undrawn credit facilities of $1.6 billion. The Company believes it has sufficient internally generated cash flow from operations and access to credit facilities to fund its requirements including capital expenditures, planned debt repayments, payments under restructuring programs, dividends and other uses as the need arises. With the Net Debt to EBITDA ratio of 2.2 times and the Net debt to total capitalization ratio of 49.7% at September 30, 2004, TELUS has achieved ahead of schedule, not only its previous 2004 year-end guidance for Net debt to EBITDA of 2.3 times or less, but also the long-term targets of
    2.2 times or less for Net debt to EBITDA and 45 to 50% for Net debt to total capitalization.

    The Board of Directors declared a quarterly dividend of twenty cents ($0.20) per share on the outstanding Common Shares and Non-Voting Shares of TELUS - an increase of one-third from the fifteen cents declared last quarter. In addition, on October 29, 2004, TELUS is announcing that it has received approval from its Board of Directors to make a Normal Course Issuer Bid for the repurchase of up to 25.5 million in total of its Common Shares and Non-Voting Shares, subject to obtaining all necessary regulatory approvals. Refer to the discussion following the Liquidity and capital resource measures table in section 4.6 Liquidity and Capital Resources.

    4. Results

    4.1 Critical accounting estimates
    ---------------------------------

    The Company's critical accounting estimates are discussed in the Company's 2003 annual Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    4.2 Accounting policy developments
    ----------------------------------
      Share-based compensation (Note 2(a) of the interim consolidated financial statements)

    Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) apply to the Company. The Company has selected the modified-prospective transition method (also referred to as the retroactive application without restatement method), implemented effective January 1, 2004. To reflect the fair value of options granted subsequent to 2001, and vesting prior to 2004, certain components of common equity in the December 31, 2003, Consolidated Balance Sheet balances have been restated.

      Equity settled obligations (Note 2(b) of the interim consolidated financial statements)

    Commencing with the Company's 2004 fiscal year, the Company early adopted the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003). The amendments result in the Company's convertible debentures being classified as a liability on the consolidated balance sheets (previously classified as a component of equity) and the associated interest expense correspondingly being classified with financing costs on the consolidated statements of income (previously recorded net of income taxes as an adjustment to retained earnings). The conversion option embedded in the convertible debentures continues to be presented as a component of shareholders' equity. As required, these amended recommendations have been applied retroactively. As a result of the reclassification of convertible debentures, minor changes were effected in historical Net debt to EBITDA ratios, and historical Net debt to total capitalization ratios. The reclassification of the associated interest expense also resulted in minor changes in historical EBITDA interest coverage ratios.

    4.3 Materiality for disclosure
    ------------------------------

    Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

    4.4 Quarterly results summary
    ------------------------------


    ($ in millions, except per
     share amounts)              2004 Q3  2004 Q2  2004 Q1
    -------------------------------------------------------
    Segmented revenue (external)
    TELUS Communications segment 1,199.9  1,189.0  1,171.1
    TELUS Mobility segment         747.0    676.6    632.7
                                 -------  -------  -------
    Operating revenues
     (consolidated)              1,946.9  1,865.6  1,803.8
    Restructuring and workforce
     reduction costs                16.2      0.7     15.9
    Net income (loss)              156.6    172.3    101.3
    Per weighted average Common
     Share and Non-Voting Share
     outstanding
        - basic                     0.44     0.48     0.28
        - diluted                   0.43     0.48     0.28
    Dividends declared per Common
     Share and Non-Voting Share
     outstanding                    0.15     0.15     0.15
    -------------------------------------------------------


    ($ in millions, except per
     share amounts)              2003 Q4  2003 Q3  2003 Q2  2003 Q1  2002 Q4
    -------------------------------------------------------------------------
    Segmented revenue (external)
    TELUS Communications segment 1,182.4  1,186.3  1,209.2  1,208.5  1,244.2
    TELUS Mobility segment         643.2    619.9    564.1    532.4    550.2
                                 -------  -------  -------  -------  -------
    Operating revenues
     (consolidated)              1,825.6  1,806.2  1,773.3  1,740.9  1,794.4
    Restructuring and workforce
     reduction costs                16.2      2.3      3.3      6.5    241.0
    Net income (loss)               47.8    114.1     73.0     89.5   (140.9)
    Per weighted average Common
     Share and Non-Voting Share
     outstanding
        - basic                     0.13     0.32     0.21     0.26    (0.41)
        - diluted                   0.13     0.32     0.21     0.26    (0.41)
    Dividends declared per Common
     Share and Non-Voting Share
     outstanding                    0.15     0.15     0.15     0.15     0.15
    -------------------------------------------------------------------------

    The trend in Operating revenues continued to reflect growing TELUS Mobility segment revenues resulting from subscriber growth and increasing average revenue per subscriber unit ("ARPU"). For two consecutive quarters, Communications Segment revenues increased sequentially, as a result of traction gained from new contracts. Communications segment revenues also increased in the third quarter of 2004, when compared to the same period in 2003 due to growth in data revenues. Partially offsetting recent data revenue growth were decreasing voice local, long distance, and equipment sales revenues, consistent with the Canadian wireline industry. Communications segment revenues include the impacts of regulatory price cap decisions.

    Restructuring charges in 2002 and 2003 were recorded primarily as a result of the Communications segment Operational Efficiency Program, which contributed to improved operating profitability in 2003 and 2004. Restructuring charges in 2004 were also for Communications segment restructuring activities, including the consolidation of two customer-facing business units in the third quarter of 2004. Net income and earnings per share reflect improved wireline and wireless operating profitability, as well as decreasing financing costs.

    For five of the periods shown above, Net income and earnings per share included significant favourable impacts for the settlement of tax matters (including investment tax credits and related interest) and tax losses carried back to prior years, as shown in the table below:


    ($ in millions, except
     per share amounts)       2004  2004  2004  2003  2003  2003  2003  2002
                               Q3    Q2    Q1    Q4    Q3    Q2    Q1    Q4
    -------------------------------------------------------------------------
    Approximate Net income
     impact                     -    45    13     -    19     -    53    18
    Approximate per share
     impact                     -  0.13  0.04     -  0.05     -  0.15  0.05
    -------------------------------------------------------------------------


    4.5 Results of operations
    -------------------------

    -------------------------------------------------------------------------
    Consolidated highlights
                              Quarters ended            Nine-month periods
    ($ in millions              September 30             ended Sept. 30
     except per share
     amounts)             2004     2003   Change     2004     2003  Change
    -------------------------------------------------------------------------
    Operating revenues 1,946.9  1,806.2    7.8 %  5,616.3  5,320.4   5.6 %

    EBITDA(1)            817.9    752.2    8.7 %  2,324.0  2,133.0   9.0 %

    Net income           156.6    114.1   37.2 %    430.2    276.6  55.5 %

    Earnings per share,
     basic                0.44     0.32   37.5 %     1.20     0.79  51.9 %

    Earnings per share,
     diluted              0.43     0.32   34.4 %     1.19     0.78  52.6 %

    Cash dividends
     declared per share   0.15     0.15        -     0.45     0.45       -

    Cash provided by
     operating
     activities          847.2    849.7   (0.3)%  1,924.3  1,724.0  11.6 %
    Capital expenditures 319.8    304.0    5.2 %    975.6    817.3  19.4 %

    Free cash flow(2)    502.6    440.3   14.1 %  1,175.4    773.4  52.0 %
    -------------------------------------------------------------------------
    Non-GAAP measures used by management to evaluate performance of business units and segments

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is calculated as:

                                         Quarters ended    Nine-months ended
                                            Sept. 30            Sept. 30
                                         2004      2003      2004      2003
        --------------------------------------------------------------------
        Operating revenues            1,946.9   1,806.2   5,616.3    5,320.4
        Less: Operations expense      1,112.8   1,051.7   3,259.5    3,175.3
        Less: Restructuring and
         workforce reduction costs       16.2       2.3      32.8       12.1
        --------------------------------------------------------------------
        EBITDA                          817.9     752.2   2,324.0    2,133.0
        --------------------------------------------------------------------

        The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    (2) The following shows the calculation of Free cash Flow and reconciles EBITDA and Free cash flow with Cash provided by operating activities:

                                         Quarters ended    Nine-months ended
                                            Sept. 30            Sept. 30
                                         2004      2003      2004      2003
        --------------------------------------------------------------------
        EBITDA                          817.9     752.2   2,324.0   2,133.0

        Restructuring and workforce
         reduction costs, net of cash
         payments                         6.4     (29.8)    (55.1)   (221.5)
        Share-based compensation          7.3         -      17.9         -
        Cash interest paid              (23.1)    (27.7)   (339.7)   (362.5)
        Cash interest received            2.1      13.7      23.3      15.0
        Income taxes received (paid)     11.8      38.4     197.4      35.1
        Capital expenditures (capex)   (319.8)   (304.0)   (975.6)   (817.3)
        Investment tax credits received
         (reported in current or prior
         EBITDA or capex, and in Income
         taxes received (paid))             -      (2.5)    (16.8)     (8.4)
        --------------------------------------------------------------------

        Free cash flow                  502.6     440.3   1,175.4     773.4

        Add back capital expenditures   319.8     304.0     975.6     817.3
        Net employee defined benefit
         plans expense (credit)           4.9      13.2      14.7      39.5
        Employer contributions to
         employee defined benefit plans (25.8)    (33.9)   (112.3)    (69.9)
        Other net operating activities   (3.9)      2.6      13.7      37.5
        Non-cash working capital changes
         except changes in taxes and
         interest                        49.6     123.5    (142.8)    126.2
        --------------------------------------------------------------------

        Cash provided by operating
         activities                     847.2     849.7   1,924.3   1,724.0
        --------------------------------------------------------------------

        Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities, Free cash flow is relevant because it provides an indication of how much cash is available before changes in working capital (such as trade payables, and trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results) and after funding capital expenditures.
    -------------------------------------------------------------------------

    Consolidated Operating revenue and EBITDA increased significantly in the third quarter of 2004, when compared with the same period in 2003, primarily as a result of 20.5% growth in TELUS Mobility total Operating revenue, with a corresponding increase of only 13.2% in TELUS Mobility Operations expense. The strong third quarter operating profitability improvement included a significant cost of acquisition expense related to a 21.2% increase in TELUS Mobility gross subscriber additions. TELUS' Communications segment experienced a 1.1% increase in Operating revenue, while its Operations expense increased by 1.8%. Restructuring charges increased by $13.9 million primarily for consolidation of two customer-facing business units in the Communications segment.

    Consolidated Financing costs increased by $19.3 million in the third quarter of 2004, when compared with the same period in 2003. The increase was primarily due to lower interest income, which decreased by $27.9 million, partly offset by a lower interest expense for long-term and short-term debt. Income before taxes and non-controlling interest increased by $56.8 million to $254.9 million in the third quarter of 2004 as compared with the third quarter of 2003, as a result of improved operating profitability.

    Basic earnings per share increased by 12 cents and diluted earnings per share increased by 11 cents in the third quarter of 2004, as compared with the same period last year as a result of higher Net income, partly offset by a larger number of shares outstanding.

    Cash provided by operating activities was flat in the third quarter of 2004, when compared with the third quarter of 2003, as higher EBITDA was offset by changes in working capital. Free cash flow increased primarily due to higher cash from operating activities and lower restructuring payments, partly offset by lower interest and income taxes received and higher capital expenditures.

    The following discussion for Operating revenues, Operations expense, Restructuring and workforce reduction costs, EBITDA and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated financial results.


    Operating revenues -     Quarters ended            Nine-month periods
    Communications            September 30               ended Sept. 30
    segment

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Voice local         538.3    542.9    (0.8)%  1,611.0  1,623.0    (0.7)%
    Voice long
     distance           233.5    238.5    (2.1)%    691.6    728.8    (5.1)%
    Data                358.1    331.9     7.9 %  1,043.6  1,027.1     1.6 %
    Other                70.0     73.0    (4.1)%    213.8    225.1    (5.0)%
    -------------------------------------------------------------------------
    External operating
     revenue          1,199.9  1,186.3     1.1 %  3,560.0  3,604.0    (1.2)%

    Intersegment
     revenue             24.9     24.6     1.2 %     72.0     71.4     0.8 %
    -------------------------------------------------------------------------
    Total operating
     revenue          1,224.8  1,210.9     1.1 %  3,632.0  3,675.4    (1.2)%
    -------------------------------------------------------------------------


    Key operating indicators - Communications segment

                             At September 30

    (000s)               2004     2003    Change
                      ----------------------------
    Residential network
     access lines       3,058    3,099    (1.3)%
    Business network
     access lines       1,759    1,784    (1.4)%
                       --------------------------
    Total network
     access lines(1)    4,817    4,883    (1.4)%

    High-speed Internet
     subscribers        654.9    516.0    26.9 %
    Dial-up Internet
     subscribers        292.7    333.7   (12.3)%
                       --------------------------
    Total Internet
     subscribers (2)    947.6    849.7    11.5 %


                             Quarters ended            Nine-month periods
                              September 30               ended Sept. 30

    (000s)               2004     2003    Change     2004     2003    Change
                      -------------------------------------------------------
    Change in
     residential
     network access
     lines                  5        3                (28)     (23)
    Change in business
     network access
     lines                (15)      (7)               (21)      (5)
                       -------  -------            -------  -------
    Change in total
     network access
     lines                (10)      (4) (150.0)%      (49)     (28)  (75.0)%

    High-speed
     Internet net
     additions           30.6     47.2   (35.2)%     93.3    106.0   (12.0)%
    Dial-up Internet
     net reductions      (8.0)   (18.1)   55.8 %    (27.1)   (58.0)   53.3 %
                       -------  -------  -------   -------  -------  -------
    Total Internet
     subscriber net
     additions           22.6     29.1   (22.3)%     66.2     48.0    37.9 %
    -------------------------------------------------------------------------

    (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.
    (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

    - Relative to a general industry trend of declining traditional revenues, the Communications segment performed well due to slowing of the rate of long distance revenue erosion and improving data service revenues. Voice local revenue decreased slightly in the third quarter and first nine months of 2004, when compared with the same periods in 2003. Local revenue for the first nine months of 2004 includes a positive adjustment of $10.2 million recorded in the second quarter of 2004 for CRTC Decision 2004-42. In the decision TELUS was allowed to recover costs to support local number portability and local competition capital investments for the period June 2002 to May 2004. Excluding this adjustment, the local service decrease was primarily as a result of fewer access lines, partly offset by implementation of approved rate increases for business single and multi-line services effective June 1, 2004. Interconnection revenue was flat in the third quarter of 2004 as a result of reduced interconnection tariffs, but increased modestly for the first nine months of 2004, when compared with the same periods in 2003. Enhanced service revenues were relatively unchanged in the third quarter and first nine months of 2004, when compared to the same periods in 2003.

       Residential network access lines increased during the third quarters of 2004 and 2003, as a result of normal seasonal changes when students return to universities and colleges. Year-over-year, and for the first nine months of 2004, residential network access lines continued to decrease as a result of competitive activity and technological substitution, including substitution to wireless services. Business lines decreased primarily as a result of incumbent local exchange carrier ("ILEC") Centrex line losses to competition and migration to more efficient ISDN data services. Consistent with the general industry experience, it is expected that the trend of declining network access lines will continue.

    - Voice long distance revenue continued to decrease, but the rate of decline in the third quarter of 2004 was the lowest since the first quarter of 2001. This was primarily a result of increased wholesale revenues. For the first nine months of 2004, long distance revenue decreased at a rate similar to the negative 5.4% observed for the full year of 2003. The decreases for the third quarter and first nine months were primarily a result of fewer consumer minutes, price competition, and technological substitution, partly offset by a $1 increase this quarter in certain monthly long distance plan administrative charges, effective June 2004, as well as increased business and wholesale long distance minute volumes. Price competition and substitution to alternative technologies are expected to continue.

    - Communications segment data revenue increased by 7.9% in the third quarter of 2004, when compared to the third quarter of 2003, even though the third quarter of 2003 included a small amount of revenues from divested assets. Data revenues increased by $33.1 million or 3.3% for the first nine months of 2004, when normalized for the disposal of assets in 2003. The revenues associated with disposal of application development assets in 2003 that do not recur in the third quarter and first nine months of 2004 were $3.0 million and $16.7 million, respectively.

       Internet and enhanced data service revenues increased by $18.4 million and $35.9 million, respectively, for the third quarter and first nine months of 2004, when compared with the same periods in 2003, primarily as a result of the 26.9% increase in the high-speed Internet subscriber base over the last 12 months, partly offset by the 12.3% reduction in dial-up subscribers over the last 12 months. The decrease in dial-up subscribers has slowed in 2004, and is attributed mainly to a slower rate of conversion to high-speed Internet. Managed workplace revenues were flat and increased by $21.5 million, respectively, due to providing higher functional outsourcing services to TELUS' customers. Other data services revenue increased by $7.5 million in the third quarter of 2004, when compared with the same period in 2003, as a result of an increase in equipment sales. Other data services revenue decreased by $24.3 million for the first nine months of 2004, due mainly to lower equipment sales.

    - Other revenue decreased in the third quarter and first nine months of 2004, when compared with the same periods in 2003, primarily as a result of lower voice equipment sales, lower late payment fees and the conclusion in the first quarter of 2004 of recognition of deferred individual line service grant revenues. The annual impact of the conclusion of individual line service grants will be lower revenues of $6.7 million in 2004, when compared with 2003. Individual line service grants were provided in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.

    - Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

    Total external operating revenue discussed above included Non-ILEC revenues of $145.3 million and $404.3 million, respectively, for the third quarter and first nine months of 2004, as compared with $138.4 million and $417.7 million for the same periods in 2003. This represents an increase of $6.9 million or 5.0% for the third quarter of 2004, and a decrease of $13.4 million or 3.2% for the first nine months 2004. Normalized for asset disposals, Non-ILEC revenues for the nine months of 2004 increased by $3.0 million or 0.7%, respectively. The increase was primarily due to a shift toward recurring longer-term revenues and a number of large contracts, which were signed in 2003 and are being implemented in 2004, and to higher long distance traffic volume. Although equipment sales increased in the third quarter of 2004, when compared with the third quarter of 2003, equipment sales for the first nine months of 2004 were significantly lower than the first nine months of 2003.


    Operating revenues -     Quarters ended            Nine-month periods
    Mobility segment          September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Network revenue     686.0    577.4    18.8 %  1,903.9  1,595.9    19.3 %
    Equipment revenue    61.0     42.5    43.5 %    152.4    120.5    26.5 %
    -------------------------------------------------------------------------
    External operating
     revenue            747.0    619.9    20.5 %  2,056.3  1,716.4    19.8 %

    Intersegment
     revenue              5.0      4.0    25.0 %     15.2     11.6    31.0 %
    -------------------------------------------------------------------------
    Total operating
     revenue            752.0    623.9    20.5 %  2,071.5  1,728.0    19.9 %
    -------------------------------------------------------------------------


    Key operating indicators - Mobility segment
    -------------------------------------------------------------------------

    (000s)                   At September 30

                         2004     2003    Change
                      ---------------------------
    Subscribers
     - postpaid       3,095.5  2,691.4    15.0 %
    Subscribers
     - prepaid          654.5    574.2    14.0 %
                      -------- --------   -------
    Subscribers
     - total(1)       3,750.0  3,265.6    14.8 %

    Digital POPs(2)
     covered including
     roaming/resale
     (millions)(3)       29.7     29.0     2.4 %
                      ---------------------------

                            Quarters ended             Nine-month periods
                             September 30                ended Sept. 30

    (000s)               2004     2003    Change     2004     2003    Change
                      -------------------------------------------------------
    Subscriber net
     additions
     - postpaid         115.4     76.4    51.0 %    283.7    200.8    41.3 %
    Subscriber net
     additions
     - prepaid           20.8     24.2   (14.0)%     42.3     69.3   (39.0)%
                      --------   ------  --------  -------  -------  --------
    Subscriber net
     additions
     - total            136.2    100.6    35.4 %    326.0    270.1    20.7 %

    Churn, per month
     (%)(4a)             1.34     1.38         -     1.38     1.40         -
    COA(4b) per gross
     subscriber
     addition ($)(4c)     374      406    (7.9)%      379      420    (9.8)%
    ARPU ($)(4d)           62       60     3.3 %       59       57     3.5 %
    Average minutes of
     use per subscriber
     per month ("MOU")    393      367     7.1 %      382      342    11.7 %

    EBITDA to network
     revenue (%)         47.2     42.5   4.7 pts     45.0     39.2   5.8 pts
    Retention spend
     to network
     revenue(4e) (%)      4.1      3.9   0.2 pts      4.6      4.0   0.6 pts
    EBITDA excluding COA
     ($ millions)(4f)   429.6    340.6    26.1 %  1,148.9    904.0    27.1 %
    -------------------------------------------------------------------------
    pts - percentage points

    (1) Subscribers are measured at the end of the reporting period based on information from billing and other systems.

    (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.

    (3) At September 30, 2004, TELUS Mobility PCS digital population coverage was 22.4 million and 29.7 million including the roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless. TELUS Mobility has not activated all digital-roaming areas.

    (4) The following are not measures under accounting principles generally accepted in Canada and the U.S. These measures are industry metrics and are useful in assessing the operating performance of a wireless company. The definitions of these measures are as follows:

        (a) Churn is calculated as the number of subscriber units disconnected during the period divided by the average number of subscriber units on the network, expressed as a rate per month. Prepaid subscribers are deactivated when the subscriber has no usage for 90 days following expiry of the prepaid card.

        (b) Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (Retention spend).

        (c) COA per gross subscriber addition is COA divided by gross subscriber activations during the period.

        (d) ARPU is calculated as Network revenue divided by the average number of subscriber units on the network during the period, expressed as a rate per month.

        (e) Retention Spend to Network revenue represents direct costs associated with Marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

        (f) EBITDA excluding COA is a measure for operational profitability normalized for the period costs of adding new customers.
    -------------------------------------------------------------------------

    - TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased 18.8% for the quarter ended September 30, 2004 and 19.3% for the first nine months of 2004 as compared with the same periods in 2003. This growth was a result of the continued expansion of the subscriber base by 14.8% to approximately 3.75 million subscribers combined with increased ARPU. As a result of an overall 7.1% increase in average minutes of use ("MOU") per subscriber per month, pricing discipline, and increased usage of data and Internet based products, including picture and text messaging, ARPU increased to $62 in the third quarter of 2004 as compared with $60 in 2003, representing a seventh successive quarter of year over year increases.

       Average minutes of use per subscriber per month increased in the third quarter and first nine months of 2004 as shown in the table above. At September 30, 2004, postpaid subscribers represented 82.5% of the total cumulative subscriber base unchanged from one-year earlier, contributing to the significant ARPU premium TELUS Mobility enjoys over its competitors. Postpaid subscriber net additions of 115,400 for the third quarter of 2004 represented 84.7% of all net additions as compared with 76,400 (75.9%) for the corresponding period in 2003. This represents a significant increase of 51.0% in the post-paid subscriber net additions when compared to the previous year. Similarly, postpaid subscriber net additions of 283,700 for the first nine months of 2004 represented 87.0% of total net additions as compared with 74.3% for the same period in 2003. This was the fifth consecutive quarter of year over year positive net postpaid subscriber growth. Moreover, total subscriber net additions of 136,200 represented a record for all third quarters reported and improved by 35.4% over the same quarter in 2003.

       Blended postpaid and prepaid churn improved slightly to 1.34% in the third quarter of 2004 when compared with the same quarter in 2003. Deactivations were 147,600 and 442,600 for the third quarter and first nine months of 2004, respectively, as compared with 133,500 and 393,900 for the same periods last year. The improved churn rates in the face of increased deactivations were notable accomplishments in a market characterized by vigorous competition. These churn and deactivation results reflect a high level of client satisfaction, which can be attributed to improved network quality and coverage, excellent client service levels, client contracts for one to three years as part of loyalty and retention programs and specific grandfathered rate plans.

    - Equipment sales, rental and service revenue increased in the third quarter and first nine months of 2004 as compared to the corresponding periods in 2003. Handset revenue increased mainly due to subscriber growth brought about by a stronger wireless market, increased promotional, retention and contracting activity, and to a lesser extent, a shift in product mix to higher price handsets. Gross subscriber additions grew to 283,800 for the third quarter and 768,600 for the first nine months of 2004 as compared to 234,100 and 664,000 for the same periods in 2003. Handset revenues associated with gross subscriber activations are included in COA.

    - Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS
       Communications.


    Operations expense -     Quarters ended            Nine-month periods
    Communications            September 30               ended Sept. 30
    segment

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Salaries, benefits
     and other employee-
     related costs      412.4    396.2     4.1 %  1,220.2  1,214.8     0.4 %
    Other operations
     expenses           301.8    305.7    (1.3)%    912.5    940.9    (3.0)%
    -------------------------------------------------------------------------
    Total operations
     expense            714.2    701.9     1.8 %  2,132.7  2,155.7    (1.1)%
    -------------------------------------------------------------------------
    Full-time
     equivalent
     employees, end of
     period            18,857   18,937    (0.4)%
    ---------------------------------------------

    Communications segment Total operations expense changed slightly in the third quarter of 2004 and first nine months of 2004, when compared with the same periods in 2003. The increase in salaries, benefits and related costs was primarily the result of inflationary increases and costs relating to assurance of a higher level of service, partly offset by a lower pension expense and Operational Efficiency Program savings. The decrease in Other operations expense was due mainly to lower facility costs, partly offset by increased network support and maintenance costs with third parties. Full-time equivalent employees at the end of September 2004 included 528 staff for in-sourcing call centre services in Montreal and a partnership with Calgary Health Region.

    - Salaries, benefits and employee-related expenses increased in the third quarter and first nine months of 2004, when compared with the same periods in 2003. Costs associated with temporary staff, overtime, training and travel increased by $2.4 million in the third quarter and increased by $27.9 million for the first nine months of 2004, when compared with the same periods in 2003. The increase in temporary staffing, overtime, training and travel was related to activities to maintain high customer service levels, improve internal processes, emergency operations training, and an increased focus on leadership training and team development. Temporary staff, overtime, training and travel costs decreased by $8.0 million when compared with the fourth quarter of 2003, when extra effort was expended to improve customer service and clear backlogs created in the third quarter of 2003 by a number of natural disasters, staffing and system conversion issues.

       Additional costs for the new partnership with the Calgary Health Region and establishment of the new Montreal call centre were $6.2 million and $19.0 million, respectively, in the third quarter and first nine months of 2004. These increased costs were partly offset by savings on outsourcing of approximately $2.5 million and $6.3 million, respectively, which are included in Other operations expense. Non-cash share-based compensation expense recognized commencing January 1, 2004, as discussed in Accounting policy developments, was $6.9 million in the third quarter of 2004 and $16.8 million during the first nine months of 2004 ($nil in 2003).

       Partly offsetting the increases noted above were savings from the Operational Efficiency Program (duration 2001 to 2003) of approximately $11.0 million and $49.0 million for the third quarter and first nine months of 2004. Pension expense for defined benefit and defined contribution plans decreased by $4.5 million and $17.7 million, respectively for the third quarter and first nine months, primarily as a result of increased investment returns. TELUS' Communications segment annual pension expense is expected to decrease by approximately $30 million for 2004, when compared with 2003. All other costs collectively increased in line with inflation rates.

    - Other operations expenses were inclusive of additional Operational Efficiency Program savings of approximately $4 million in the third quarter and $16 million year-to-date. Other operations expenses decreased in the third quarter and first nine months of 2004, when compared with the same periods in 2003, principally due to: (i) reduced facilities, transit and termination costs, which decreased by $6.3 million and $38.7 million, respectively, as a result of lower rates for domestic, U.S. and international traffic termination, as well as migration to the NGN, partially offset by higher outbound traffic volumes; (ii) lower bad debt expense that decreased by $2.4 million and $9.4 million, respectively, as a result of stringent enforcement of credit policy, more effective collection practices and reduced loss experience; (iii) decreased contract and consulting costs of $6.8 million for the third quarter; and (iv) increased capitalized labour of $5.7 million and $7.6 million, respectively, related to higher capital expenditure activity. Product and services cost of sales increased by $4.9 million and decreased by $3.2 million, respectively, associated with higher equipment sales for the quarter and lower equipment sales year-to-date. Partially offsetting lower costs were increased network support and maintenance costs with third parties of $7.3 million and $19.7 million, respectively. Advertising and promotion costs increased by $2.8 million and $5.8 million, respectively, due mainly to the "premier corporate citizen campaign" and additional sponsorship costs.

    Included in the total segment expenses discussed above are Non-ILEC operations expenses of $148.3 million and $430.2 million, respectively, for the third quarter and first nine months of 2004, as compared with $144.4 million and $444.3 million, respectively, for the same periods in 2003. Normalized for asset disposals, Non-ILEC operations expenses decreased by $3.8 million or 0.8% in the first nine months of 2004, when compared with the same periods in 2003. Operations expenses increased in the third quarter of 2004, when compared with the same period in 2003, due primarily to increased salaries and benefits, increased transit and termination costs for higher outbound international and U.S. traffic volumes, and increased cost of sales associated with higher equipment sales. Salaries and benefits increased due the requirement for additional resources in support of growing recurring revenues. Normalized operations expense decreased for the first nine months of 2004, when compared with the same period in 2003, primarily due to lower costs of sales associated with lower equipment sales, migration to NGN and a lower bad debt expense, partly offset by increased salaries and benefits, and increased wholesale transit and termination costs for higher outbound international and U.S. traffic volumes.


    Operations expense -     Quarters ended            Nine-month periods
    Mobility segment          September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Equipment sales
     expenses           111.2     86.4    28.7 %    299.6    259.2    15.6 %
    Network operating
     expenses           104.3     97.9     6.5 %    301.2    274.7     9.6 %
    Marketing expenses   78.4     67.2    16.7 %    213.2    188.3    13.2 %
    General and
     administration
     expenses           134.6    126.9     6.1 %    400.0    380.4     5.2 %
    -------------------------------------------------------------------------
    Total operations
     expense            428.5    378.4    13.2 %  1,214.0  1,102.6    10.1 %
    -------------------------------------------------------------------------
    Full-time equivalent
     employees, end of
     period             5,681    5,175     9.8 %
    ---------------------------------------------

    TELUS Mobility operations expense increased in the third quarter and first nine months of 2004, when compared with the same periods last year. TELUS Mobility has been able to achieve significant economies of scale as evidenced by the 14.8% growth in subscribers compared to third quarter Network revenue growth of 18.8% and a 13.2% increase in total operations expense.

    - Expenses related to equipment sales increased in the third quarter and first nine months of 2004 when compared with the same periods in 2003, principally due to an increase in gross subscriber activations, more expensive handset costs and higher retention activity. The increase related in part to continued marketing promotions including camera phones. Handset costs associated with gross subscriber activations are included in COA.

    - Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Transmission and site-related expenses increased to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. In addition, Industry Canada spectrum licence fees were higher in 2004 principally due to a $0.8 million and $7.3 million credit received in third quarter and first nine months of 2003, respectively as part of a retroactive filing with Industry Canada for years prior to 2003. Network costs, once normalized for this event, increased by 5.7% and 6.8% over the same periods last year. Further, Network roaming costs increased
       $2.8 million in the third quarter and $12.3 million for the first nine months of 2004 as compared to the same periods in 2003 largely due to successful marketing efforts in non-urban roaming/resale areas. TELUS Mobility believes this variable cost increase is reflective of the overall positive industry trend of subscriber growth and increased subscriber usage evidenced in the ongoing strength of Network revenue growth. TELUS Mobility also continued to build out microwave facilities aimed at reducing future leased line transmission costs. The digital population coverage grew to
       29.7 million at September 30, 2004, as a result of continued activation of digital roaming regions and network expansion.

    - Marketing expenses increased primarily due to higher dealer compensation costs and advertising expenses associated with the expanded subscriber base and increased re-contracting activity. Despite the higher marketing expenses and significant subscriber growth, COA per gross subscriber addition improved by 7.9% in the third quarter to $374 and improved by 9.8% to $379 in first nine months as compared with the same periods last year. Combined with the higher ARPU and improved churn, COA per gross subscriber addition over the lifetime revenue of the subscriber improved significantly in the third quarter and first nine months of 2004 as compared with 2003.

    - General and administration expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. General and administration expenses increased by only 6.1% in the third quarter and 5.2% for the first nine months of 2004. TELUS Mobility increased full-time equivalent employees to support the significant growth in the subscriber base and continued expansion of the client care team and company-owned retail stores, partly offset by a lower bad debt expense due to reduced loss experience.


    Restructuring and        Quarters ended            Nine-month periods
    workforce reduction       September 30               ended Sept. 30
    costs by segment

    ($ millions)         2004     2003    Change     2004      2003   Change
    -------------------------------------------------------------------------
    Communications
     segment             16.2      2.3        NM     32.8      12.1  171.1 %
    Mobility segment        -        -         -        -         -        -
    -------------------------------------------------------------------------
    TELUS consolidated   16.2      2.3        NM     32.8      12.1  171.1 %
    -------------------------------------------------------------------------
    NM - not meaningful

    Restructuring costs for the third quarter of 2004 were Communications segment initiatives primarily related to the consolidation of the Business Solutions and Client Solutions business units. The amount recorded for the first nine months of 2004 include the following activities in the Communications segment:

    - A departmental reorganization was initiated, primarily in the information technology resources area, consolidating from 15 locations to 2 primary locations. This reorganization, which has an estimated implementation cost in 2004 of approximately $13 million and is planned for completion in 2004, is expected to enable greater efficiencies of scale and effectiveness of program delivery. At September 30, 2004, approximately $12 million of these costs have been recorded.

    - A departmental reorganization was initiated with the merging of two customer-facing business units. The resulting integration and consolidation aimed to improve the Company's competitiveness as well as its operating and capital productivity. This reorganization has an estimated implementation cost in 2004 of approximately $21 million and is planned for completion in 2004. At September 30, 2004, approximately $13 million of these costs have been recorded.

    - In addition to the foregoing initiatives, the Company has undertaken additional activities in 2004 aimed at improving its operating and capital productivity and competitiveness. These additional activities have an estimated cost in 2004 of $16 million. At September 30, 2004, approximately $8 million of these costs have been recorded.

    No future costs are expected to be recorded under the 2001 to 2003 Operational Efficiency Program, but variances from estimates currently recorded may impact amounts ultimately recorded. Cumulative annual cost structure reductions in the Communications segment under Operational Efficiency Program were approximately $519 million by September 30, 2004. The cumulative savings under this program are currently expected to be between $530 million and $535 million at the end of 2004, or over 96% of the $550 million target set in mid-2002.


    EBITDA by segment        Quarters ended            Nine-month periods
                              September 30               ended Sept. 30

    ($ millions)         2004     2003    Change      2004    2003    Change
    -------------------------------------------------------------------------
    Communications
     segment            494.4    506.7    (2.4)%   1,466.5  1,507.6   (2.7)%
    Mobility segment    323.5    245.5    31.8 %     857.5    625.4   37.1 %
    -------------------------------------------------------------------------
    TELUS consolidated  817.9    752.2     8.7 %   2,324.0  2,133.0    9.0 %
    -------------------------------------------------------------------------

    EBITDA margin(1)         Quarters ended            Nine-month periods
    by segment                September 30               ended Sept. 30

    (%)                  2004     2003    Change      2004     2003   Change
    -------------------------------------------------------------------------
    Communications
     segment             40.4     41.8  (1.4)pts      40.4     41.0  (0.6)pts
    Mobility segment     43.0     39.3   3.7 pts      41.4     36.2   5.2 pts
    TELUS consolidated   42.0     41.6   0.4 pts      41.4     40.1   1.3 pts
    -------------------------------------------------------------------------

    (1) EBITDA divided by total revenue.

    Communications segment EBITDA decreased for the third quarter due to increased restructuring charges, inflationary increases in operations expenses, partly offset by increased data revenues. For the first nine months of 2004, Communication segment EBITDA decreased primarily due to increased restructuring charges and lower revenues.

    Significant growth in TELUS Mobility EBITDA and EBITDA margin was attributed to profitable subscriber growth, increased ARPU, a lower cost of acquisition per gross subscriber addition, a world-class churn rate, and successful cost containment efforts. The EBITDA margin, when calculated as a percentage of Network revenue, improved to 47.2% for the third quarter and 45.0% for the first nine months of 2004 as compared with 42.5% and 39.2% for the same periods in 2003, representing positive increases of 4.7 and 5.8 percentage points, respectively.


    Depreciation and         Quarters ended            Nine-month periods
    amortization              September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Depreciation        327.1    308.9     5.9 %    969.5    949.5     2.1 %
    Amortization of
     intangible assets   80.5     98.3   (18.1)%    256.1    278.9    (8.2)%
    -------------------------------------------------------------------------
                        407.6    407.2     0.1 %  1,225.6  1,228.4    (0.2)%
    -------------------------------------------------------------------------

    Depreciation and amortization expenses, in total, were not significantly changed in the third quarter and first nine months of 2004. Increased depreciation and amortization for growth in data network and wireless capital assets, increased depreciation for certain assets, as well as write-offs of network equipment and software assets in 2004, were largely matched by lower amortization resulting from certain software applications becoming fully amortized and from the write-off of software assets in 2003.


    Other expense            Quarters ended            Nine-month periods
    (income)                  September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
                         (3.2)     7.6         -        -     19.8  (100.0)%
    -------------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, income
    (loss) or impairments in portfolio investments, gains and losses on disposal of property, and charitable donations. Accounts receivable securitization expense decreased by $2.5 million and $8.9 million, respectively, for the third quarter and first nine months of 2004, when compared to the same periods in 2003. This was due to the reduction in the amount of securitized receivables since October 2003. See Liquidity and capital resources - Accounts receivable sale. In addition, net gains from portfolio investments and the sale of land and several buildings were realized in the third quarter of 2004. Charitable donations expense continues to reflect TELUS' objective of donating 1% or more of average pre-tax income, as defined under the Imagine Caring Company formula.


    Financing costs          Quarters ended            Nine-month periods
                              September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Interest on Long-
     term Debt, short-
     term obligations
     and other          161.7    169.2    (4.4)%    494.6    517.5    (4.4)%
    Foreign exchange
     losses (gains)      (0.3)     0.8         -     (1.0)       -         -
    Interest income      (2.8)   (30.7)   90.9 %    (33.1)   (41.9)   21.0 %
    -------------------------------------------------------------------------
                        158.6    139.3    13.9 %    460.5    475.6    (3.2)%
    -------------------------------------------------------------------------

    Interest on long-term and short-term debt decreased primarily due to repayment of bank facilities, Medium-term Notes and First Mortgage Bonds during 2003. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt, which includes Long-term Debt, Current maturities and the deferred hedging liability, but excludes cash-on-hand, was $7,372 million at September 30, 2004, when compared with $7,577 million at December 31, 2003 and $7,642 million at September 30, 2003. The average debt outstanding in the first nine months of 2004 was $7,534 million, as compared with $8,085 million in the same period in 2003. Interest income was recognized primarily as a result of tax refunds from the settlement of various tax matters.


    Income taxes             Quarters ended            Nine-month periods
                              September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Blended federal
     and provincial
     statutory income
     tax                 88.8     73.3    21.1 %    221.7    151.4    46.4 %
    Tax rate
     differential on
     settlement of
     prior year tax
     issues              (0.3)       -         -    (36.1)   (49.7)   27.4 %
    Large corporations
     tax and other        8.7      9.7   (10.3)%     19.1     28.2   (32.3)%
    -------------------------------------------------------------------------
                         97.2     83.0    17.1 %    204.7    129.9    57.6 %
    -------------------------------------------------------------------------
    Blended federal
     and provincial
     statutory tax
     rates (%)           34.8     37.0  (2.2)pts     34.8     37.0   (2.2)pts
    Effective tax
     rates (%)           38.1     41.9  (3.8)pts     32.1     31.7    0.4 pts
    -------------------------------------------------------------------------

    Blended federal and provincial statutory income tax increased in the third quarter and first nine months of 2004, when compared with the same periods in 2003, primarily due to the increase in income before taxes of $56.8 million and $228.7 million for the same periods, partly offset by lower blended tax rates. Lower tax recoveries in for the first nine months of 2004, as compared to 2003, also contributed to higher income taxes in 2004. The 2004 tax recoveries were related to losses carried back and settlement of tax matters for prior years that had higher tax rates. Similarly, 2003 tax recoveries were recorded for the settlement of tax matters for prior years that had higher tax rates.


    Non-controlling          Quarters ended            Nine-month periods
    interest                  September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
                          1.1      1.0    10.0 %      3.0      2.7    11.1 %
    -------------------------------------------------------------------------

    Non-controlling interest primarily represents partners' interests in several small subsidiaries.


    Preference and           Quarters ended            Nine-month periods
    preferred dividends       September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
                          0.1      0.9   (88.9)%      1.8      2.6   (30.8)%
    -------------------------------------------------------------------------

    No further Preference and preferred dividends will be paid in future periods as a result of the redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares, completed on August 3, 2004.

    4.6 Liquidity and capital resources
    -----------------------------------


    Cash provided by         Quarters ended            Nine-month periods
    operating activities      September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
                        847.2    849.7    (0.3)%  1,924.3  1,724.0    11.6 %

    Cash provided by operating activities was flat in the third quarter when compared with the third quarter of 2003 as increased operating profitability and lower restructuring payments were offset by working capital changes and lower income tax recoveries. Cash provided by operating activities increased for the first nine months of 2004, when compared with the same period in 2003 principally due to improved operating profitability, lower payments under restructuring programs, the recovery of income taxes associated with settlement of tax matters (including interest income), and lower interest expense, partly offset by an increase in contributions to defined benefit plans.

    - Cash recovery of income taxes associated with settlement of prior years' tax matters was $16.8 million ($11.8 million net of tax installments) in the third quarter of 2004, compared with net tax recoveries of $38.4 million in the third quarter of 2003. For the first nine months of 2004, tax recoveries and investment tax credits collected were $213.9 million ($197.4 million net of tax installments), compared with net tax recoveries of $35.1 million in the first nine months of 2003.

    - EBITDA increased by $65.7 million and $191.0 million, respectively, in the third quarter and first nine months of 2004, when compared with the same periods in 2003, reduced by offsetting increases in related working capital. Included in EBITDA were non-cash share-based compensation expenses of $7.3 million and $17.9 million, respectively, for the third quarter and first nine months of 2004.

    - Interest paid decreased by $4.6 million and $22.8 million respectively, for the third quarter and first nine months of 2004, when compared with the same periods in 2003.

    - Payments under restructuring and workforce reduction initiatives decreased by $22.3 million and $145.7 million, respectively, in the third quarter and first nine months of 2004, compared with the same periods in 2003.

    - Interest received decreased by $11.6 million and increased by $8.3 million respectively for the third quarter and first nine months of 2004, when compared with the same periods in 2003, primarily from the settlement of tax matters.

    - Employer contributions to employee defined benefit plans decreased by $8.1 million and increased by $42.4 million, respectively, for the third quarter and first nine months of 2004, when compared with the same periods in 2003. The increases reflect updated actuarial valuations and the net acceleration of discretionary funding.

    - Non-cash working capital included changes in proceeds from securitized accounts receivable. Proceeds from securitized accounts receivables did not change in the third quarter of 2004, but decreased by $4.0 million in the same period in 2003. For the first nine months of 2004, the Company made payments of $150 million to reduce securitized accounts receivables, compared with a net increase in securitized accounts receivable of $6 million in the same period in 2003.


    Cash used by             Quarters ended            Nine-month periods
    investing                 September 30               ended Sept. 30
    activities
    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
                        316.5    307.8     2.8 %    956.7    776.4    23.2 %
    -------------------------------------------------------------------------

    Cash used by investing activities increased in the third quarter and first nine months of 2004, when compared with the same periods in 2003, primarily as a result of increased capital expenditures. The Company also received proceeds of $1.8 million and $18.2 million, respectively, in the third quarter and first nine months of 2004 from the sale of non-strategic assets, including several real estate properties. In the corresponding nine-month period in 2003, the Company disposed of non-strategic properties and monetized an investment for total proceeds of $38.3 million. The 2003 proceeds included those from the sale of an administrative property under the terms of a sale and leaseback transaction, on which an $8.2 million pre-tax gain was deferred and is being amortized over the term of the lease.


    Capital expenditures     Quarters ended            Nine-month periods
    by segment                September 30               ended Sept. 30
    ($ in millions,
     except capital
     expenditure
     intensity)          2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Communications
     segment            216.4    208.9     3.6 %    743.5    589.8    26.1 %
    Mobility segment    103.4     95.1     8.7 %    232.1    227.5     2.0 %
    -------------------------------------------------------------------------
    TELUS consolidated  319.8    304.0     5.2 %    975.6    817.3    19.4 %
    -------------------------------------------------------------------------
    Capital expenditure
     intensity(1) (%)    16.4     16.8  (0.4)pts     17.4     15.4   2.0 pts
    -------------------------------------------------------------------------

    (1) Capital intensity is measured by dividing capital expenditures into operating revenues, expressed as a percentage. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

    - Communications segment ILEC capital expenditures were relatively unchanged at $184.3 million in the third quarter of 2004 and increased by 21.6% to $625.0 million in the first nine months of 2004, when compared with the same periods in 2003. The increase was due to significant investments in network infrastructure to improve customer service and network reliability, as well as investments in internal systems and processes, delivery of services to new customers, and the development of new services. In addition, capital spending in 2003 was constrained by the impact of the Operational Efficiency Program, which temporarily delayed certain projects. Expenditures for high-speed Internet (ADSL) increased by $20.5 million to $86.9 million for the first nine months in order to support subscriber growth.

       Non-ILEC capital expenditures increased by 43.3% to $32.1 million in the third quarter of 2004 and increased by 55.9% to $118.5 million in the first nine months of 2004, when compared with the same periods in 2003. The increase in Non-ILEC expenditures was primarily to support the Company's IP strategy and delivery of services to new customers, which included implementation of several large contracts.

       The Communications segment capital expenditure intensity ratios were 17.7% and 20.5% in the third quarter and first nine months of 2004, compared with 17.3% and 16.0%, respectively, in the same periods in 2003. Cash flow (EBITDA less capital expenditures) decreased by 6.6% to $278.0 million in the third quarter of 2004, when compared to the same period in 2003. For the first nine months of 2004, cash flow decreased by 21.2% to $723.0 million mainly due to higher capital spending, increased restructuring charges, and lower revenues for the first nine months.

    - Mobility segment capital expenditures increased by 8.7% in the third quarter and remained relatively steady for the first nine months of 2004 when compared with same periods in 2003. TELUS Mobility continued the enhancement of digital wireless coverage and continued building microwave facilities in the third quarter of 2004 aimed at reducing future leased line transmission costs. Capital spending increased over last year principally as a result of higher spending on network infrastructure equipment to support subscriber growth.

       Capital expenditure intensity for TELUS Mobility decreased to 13.8% in the third quarter of 2004 from 15.2% in the third quarter of 2003, due primarily to significant growth in Network revenues. Similarly, the capital expenditure intensity was 11.2% for the first nine months of 2004 as compared to 13.2% last year. As a result of continued strong growth in EBITDA and reduced capital expenditure intensity, Mobility generated a record cash flow (EBITDA less capital expenditures) of $220.1 million in the third quarter and $625.4 million for the first nine months of 2004 as compared with $150.4 million and $397.9 million, respectively, for the same periods last year.

    Consolidated cash flow (EBITDA less capital expenditures) increased by 11.1% to $498.1 million in the third quarter of 2004, when compared with the same period in 2003, while for the first nine months, consolidated cash flow increased by 2.5% to $1,348.4 million.


    Cash used by             Quarters ended            Nine-month periods
    financing                 September 30               ended Sept. 30
    activities
    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
                        266.2    456.2   (41.6)%    351.6    836.3   (58.0)%
    -------------------------------------------------------------------------

    Cash used by financing activities decreased in the third quarter and first nine months of 2004, when compared with the same periods in 2003, primarily as a result of greater debt redemptions in 2003. Financing activities included the following:

    - Proceeds from Common Shares and Non-Voting Shares issued increased by $6.4 million and $9.1 million, respectively, for the third quarter and first nine months of 2004. Shares were issued from treasury under the employee share purchase plan and from share-based compensation plans in 2004 and 2003. In addition, the first nine months of 2004 included proceeds from the exercise of warrants. Effective November 1, 2004, TELUS plans to purchase employee share purchase plan shares in the market rather than issuing from treasury.

    - Cash dividends paid to shareholders increased by $3.9 million and $5.9 million, respectively, for the third quarter and first nine months of 2004. The increase in cash dividends paid was a result of a larger number of Common shares and Non-Voting shares outstanding and a lower enrolment in dividend reinvestment plans. The 15-cent quarterly dividend paid per Common share and Non-voting share was unchanged during the third quarter of 2004. The approximate enrolment in dividend reinvestment plans was 19% for the dividend paid in July 2004 as compared with 24% in July 2003. Effective with the dividend to be paid January 1, 2005, and subject to regulatory approval, TELUS plans to purchase dividend reinvestment plan shares in the market rather than issuing from treasury. The previous 3% plan discount has also been eliminated.

    - The redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares was completed by August 3, 2004. Redeemed amounts were $37.0 million and $72.8 million for the third quarter and first nine months of 2004.

    - Debt redemptions in the third quarter of 2004 included $189.5 million of TELUS Communications Inc. Series A Debentures and $20 million of TELUS Communications Inc. Medium-term Notes. Debt redemptions for the first nine months of 2004 also included the first quarter repayment of the full outstanding bank facility balance of $34.0 million. Debt redemptions for the first nine months of 2003 included repayment of $585 million of bank facilities, $151 million of Medium-term Notes and $30 million of First Mortgage Bonds.

    Liquidity and capital resource measures
    ---------------------------------------

                                       Sept. 30, Sept. 30,           June 30,
    Period ended                           2004      2003   Change      2004
    -------------------------------------------------------------------------
    Components of debt and coverage
    -------------------------------
     ratios
     ------
    Net debt(1) ($ millions)            6,749.4   7,539.8  (790.4)   7,223.2
    Total capitalization(2) - book
     value ($ millions)                13,588.8  14,044.0  (455.2)  13,920.2

    EBITDA (excluding restructuring)(3)
      (12-month trailing) ($ millions)  3,055.8   2,790.3   265.5    2,976.2
    Net interest cost(4) (12-month
     trailing) ($ millions)               621.5     628.8    (7.3)     602.2

    Debt ratios
    -----------
    Fixed rate debt as a proportion of
     total indebtedness (%)                93.2     100.0    (6.8)      93.4
    Average term to maturity of debt
     (years)                                5.6       6.4    (0.8)       5.7

    Net debt to total capitalization (%)   49.7      53.7    (4.0)      51.9
    Net debt to EBITDA(5)                   2.2       2.7    (0.5)       2.4

    Coverage ratios
    ---------------
    Earnings coverage(6)                    2.1       1.3     0.8        2.0
    EBITDA interest coverage(7)             4.9       4.4     0.5        4.9

    Other measures
    --------------
    Free cash flow(8) (three-month
     $ millions)                          502.6     440.3    62.3      229.5
    Free cash flow (12-month trailing,
     $ millions)                        1,246.9     592.6   654.3    1,184.6
    -------------------------------------------------------------------------

    (1) Net debt is defined as Long-term Debt plus current maturities of Long-term Debt and cheques outstanding less Cash and temporary investments plus cross currency foreign exchange hedge liability (less cross currency foreign exchange hedge asset) related to U.S. dollar notes. The cross currency foreign exchange hedge liability was $853.6 million at September 30, 2004 (compared with deferred hedge liabilities of $580.8 million at September 30, 2003 and $630.6 million at June 30, 2004). Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset). Under TELUS' new credit facilities, a notional amount related to accounts receivable securitization is no longer added to the numerator of the Leverage Ratio covenant calculation. Consistent with the new credit facility calculation, Net debt for current and prior periods excludes notional accounts receivable securitization amounts.

    (2) Total capitalization is defined as net debt plus Non-controlling interest and Shareholders' equity.

    (3) EBITDA (excluding Restructuring and workforce reduction costs of $49.0 million, $253.1 million and $35.1 million, respectively, for the 12-month periods ended September 30, 2004, September 30, 2003, and June 30, 2004). EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

    (4) Net interest cost is defined as Net financing cost before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. Gains on redemption and repayment of debt were recorded in the fourth quarter of 2002.

    (5) Net debt to EBITDA is defined as net debt as at the end of the period divided by 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.

    (6) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.

    (7) EBITDA interest coverage is defined as EBITDA (excluding restructuring) divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' new credit facilities.

    (8) See Note 2 of the Financial highlights table.
    -------------------------------------------------------------------------

    The balance of Long-term Debt and Current maturities of Long-term Debt was $6,518.0 million as at September 30, 2004, a decrease of $312.9 million from December 31, 2003. The lower debt balance was due to redemptions and a $107.9 million decrease in the Canadian dollar value of U.S. dollar denominated Notes, as the Canadian dollar appreciated against the U.S. dollar by approximately 2.8% during the first nine months of 2004. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding increase of $107.9 million being recorded in the deferred hedging liability.

    While the amount of utilized bank facilities decreased to $nil from $70 million one year earlier, TELUS converted $500 million of debt from a fixed rate to a floating rate basis during the first half of 2004, reducing the proportion of fixed rate debt. The net debt to total capitalization ratio measured at September 30, 2004 decreased, when compared with one year earlier, primarily as a result of debt repayments and increased retained earnings since the third quarter of 2003. The net debt to EBITDA ratio measured at September 30, 2004 improved significantly, when compared with one year earlier, as a result of debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring). The earnings coverage ratio improved significantly because of the improvement in income before interest and taxes and decreased interest on total debt. The EBITDA interest coverage ratio improved as a result of higher EBITDA (excluding restructuring) and lower interest costs, partly offset by lower interest income.

    Free cash flow measures for the three-month and 12-month periods ended September 30, 2004, increased when compared with one year earlier primarily because of improved EBITDA, lower payments under restructuring programs and lower interest payments, partly offset by increased capital expenditures. Free cash flow for the 12-month period ended September 30, 2004 also increased due to higher cash tax recoveries than the comparable period one-year earlier.

    The Board of Directors declared a quarterly dividend of twenty cents ($0.20) per share on the outstanding Common Shares and Non-Voting Shares of TELUS. This represents an increase of one-third from the fifteen cents declared last quarter. The dividend is payable on January 1, 2005 to holders of record at the close of business on December 10, 2004. The TELUS Board also announced that consistent with a dividend growth approach, it has established a forward-looking dividend payout ratio guideline of 45 to 55% of net earnings.

    On October 29, 2004, TELUS is announcing that it has received approval from its Board of Directors to make a Normal Course Issuer Bid for the repurchase of its Common Shares and Non-Voting Shares, subject to obtaining all necessary regulatory approvals. The repurchase program will enable TELUS to repurchase, over approximately a 12-month period, up to a maximum of 14.0 million Common Shares and 11.5 million Non-Voting Shares, representing approximately 10 per cent of the public float of each of the Common Shares and Non-Voting Shares. All shares purchased will be cancelled.

    4.7 Credit facilities
    ---------------------

    The following are the credit facilities available to TELUS at September 30, 2004:


                                                                Outstanding
    Credit Facilities                                              undrawn
    At September 30, 2004                                        letters of
    ($ millions)               Expiry      Available    Drawn      credit
    -------------------------------------------------------------------------
    Revolving credit
     facility (1)            May 7, 2008     800.0          -       102.6
    364-day revolving
     facility (2)            May 6, 2005     800.0          -           -
    Other bank facilities              -      74.0          -         6.9
    -------------------------------------------------------------------------
    Total                                  1,674.0          -       109.5
    -------------------------------------------------------------------------

    (1) Canadian dollars or U.S. dollar equivalent.
    (2) Canadian dollars or U.S. dollar equivalent, extendible at the Company's option on a non-revolving basis for one year for any amounts outstanding on the May 6, 2005 anniversary date.

    Additionally, at September 30, 2004, the Company had accepted a fully underwritten commitment for a $500 million (or U.S. Dollar equivalent) unsecured bank credit facility for general corporate purposes. This 364-day credit facility, upon documentation, would have been available until the earlier of October 31, 2005, and 364 days after the completion date of the Company's offers to purchase Microcell Telecommunications Inc., had that event in fact occurred. Subsequent to quarter end, in conjunction with the expiry of the Company's offers to purchase Microcell, this bank credit facility commitment was cancelled.

    Including cash of $622.2 million and the credit facilities described in the table above, TELUS had unutilized available liquidity in excess of $2 billion at September 30, 2004. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 2.2:1 as at September 30, 2004) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 4.9:1 as at September 30, 2004) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    4.8 Accounts receivable sale
    ----------------------------

    TELUS Communications Inc., a wholly-owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of October 25, 2004. The proceeds of securitized receivables were $150 million at September 30, 2004, as compared with $481 million one year earlier and $300 million at December 31, 2003. TELUS Communications Inc. is required to retain a minimum of $150 million proceeds under this program to keep it active. Average proceeds from securitization were $191 million for the first nine months of 2004, compared with $471 million in the same period in 2003.

    4.9 Credit ratings
    ------------------

    With the May 13, 2004 announcement of TELUS' bid for Microcell, the four credit rating agencies covering TELUS issued press releases confirming or placing under review TELUS' investment grade credit ratings. Following the expiry of TELUS' bid for Microcell on October 12, 2004, Standard and Poor's confirmed its BBB long-term credit ratings for TELUS and TELUS Communications Inc. with a stable outlook. On October 20, 2004, Dominion Bond Rating Service confirmed its long-term credit ratings of BBB(high) for TELUS Communications Inc. and BBB for TELUS Corporation, each with a stable trend. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, in future.

    4.10 Off-balance sheet arrangements and contractual liabilities
    ---------------------------------------------------------------
      Financial instruments (Note 3 of the interim consolidated financial statements)

    During the first half of 2004, the Company entered into two series of hedging relationships to which hedge accounting has been applied: one series of hedging relationships results in fixing the Company's compensation cost arising from a specific grant of restricted stock units, and the other series of hedging relationships results in the notional conversion of $500 million of the 2006 (Canadian Dollar) Notes from a fixed interest rate of 7.5% to a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread.

    As at September 30, 2004, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$52.5 million and U.S.$14.5 million of fiscal 2004 and fiscal 2005 purchase commitments, respectively; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

    Fair value: The fair value of the Company's long-term debt, including the convertible debentures, is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The fair value of the Company's debt at September 30, 2004 was estimated at $8,559 million ($8,699 million at December 31, 2003).

      Commitments and contingent liabilities (Note 15 of the interim consolidated financial statements)

    The Company has a number of commitments and contingent liabilities.

    - The Company has $85.9 million in outstanding commitments for its restructuring programs as at September 30, 2004.

    - In accordance with CRTC Price Cap Decisions 2002-34 and 2002-43, the Company defers a portion of revenues in a deferral account, which at September 30, 2004, was $114 million. The mechanism for disposing of balance in this deferral account, other than as already approved by the CRTC, is currently the subject of a CRTC proceeding.

    - On May 21, 2004, the CIRB declared TELE-MOBILE COMPANY and TELUS Communications Inc. a single employer for labour relations purposes.
        The Canadian Industrial Relations Board also determined that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized TELUS Mobility counterparts in Alberta and British Columbia, should be included in the bargaining unit represented by the Telecommunications Workers Union. TCI's and TELUS Mobility's application with the Federal Court of Appeal for judicial review of this CIRB decision was heard on October 4-5, 2004. A decision from the Court is expected within three months. Should the ultimate operational and financial impacts of the outcome of the Federal Court of Appeal process differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

    Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at September 30, 2004, the Company has no liability recorded in respect of performance guarantees, $1.0 million (December 31, 2003 -
    $1.5 million) recorded in respect of lease guarantees. The maximum undiscounted guarantee amounts as at September 30, 2004, without regard for the likelihood of having to make such payment, were not significant.

    In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

    In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the purchaser's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the purchaser being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the purchaser in respect of any losses that the purchaser incurred. As at September 30, 2004, the Company has no liability recorded in respect of indemnification obligations.

    A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting items disclosed previously relating to pay equity, the TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan and updates described in 5. Risks and Uncertainties.

    4.11 Outstanding share information
    ----------------------------------

    The following is a summary of the outstanding shares for each class of equity at September 30, 2004 and at October 15, 2004. In addition, for October 15, 2004, the total number of outstanding and issuable shares is presented, assuming full conversion of convertible debentures, options and warrants.


      Class of equity security    Common       Non-Voting       Total
                                  Shares         Shares         Shares
                                outstanding    outstanding    outstanding
      At September 30, 2004
        Common equity - Common
         Shares outstanding     193,089,342              -    193,089,342
        Common equity -
         Non-Voting Shares
         outstanding                      -    163,233,857    163,233,857
                                -----------    -----------    -----------
                                193,089,342    163,233,857    356,323,199 (1)
                                -----------    -----------    -----------

      At October 15, 2004
        Common equity - Common
         Shares outstanding     193,214,854              -    193,214,854
        Common equity
         Non-Voting Shares
         outstanding                      -    163,883,312    163,883,312
                                -----------    -----------    -----------
                                193,214,854    163,883,312    357,098,166
                                -----------    -----------    -----------

      Outstanding and issuable
       shares(2) at October 15,
       2004
        Common Shares and
         Non-Voting Shares
         outstanding            193,214,854    163,883,312    357,098,166
        TELUS Corporation
         convertible
         debentures                       -      3,765,819      3,765,819
        Options (3)               3,253,538     22,206,691     25,460,219
        Warrants                          -        667,412        667,412
        Channel stock incentive
         plan                             -        192,925        192,925
                                -----------    -----------    -----------
                                196,468,382    190,716,159    387,184,541
      -----------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the third quarter of 2004, the number of shares outstanding at September 30, 2004 was 361,814,289.

    (2) Assuming full conversion and ignoring exercise prices.

    (3) Not reduced by any options that may be forfeited or cancelled during the period October 1, 2004 to October 15, 2004.

    4.12 Related party transactions
    -------------------------------

    In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2005. As of September 30, 2004, in aggregate, $312.1 million of specified software licences and a trademark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after September 30, 2004, is U.S.$87 million (December 31, 2003 - U.S.$102 million).

    In the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed. In connection with the 2001 disposition of TELUS' directory business to Verizon, the Company bills customers, and collects, for directory listings on Verizon's behalf. The Company owed Verizon, on a net basis and including directory rebilling and collections done on Verizon's behalf as well as dividends payable, $39.4 million at September 30, 2004 (December 31, 2003 - $40.9 million).

    4.13 Revised Guidance for 2004
    -------------------------------

    Management has revised annual guidance for 2004:

    - Increased Consolidated and TELUS Mobility revenue and EBITDA guidance, while narrowing the range of TELUS Communications revenue and EBITDA guidance. Within the Communications segment, previous Non-ILEC revenue guidance was maintained, while the range for Non-ILEC EBITDA was narrowed.

    -  Increased guidance for earnings per share.

    - Updated guidance for Free cash flow and Net debt to EBITDA to reflect early achievement of targets.

    - Increased guidance for TELUS Mobility wireless subscriber net additions, while maintaining expectations for TELUS Communications high-speed Internet net additions.


                        -----------------------------------------------------
    Revised guidance       2004 revised     2004 second       2004 original
    summary                  guidance     quarter guidance       targets
    -------------------------------------------------------------------------
    Consolidated          $7.5 to $7.575                      $7.45 to $7.55
      Revenues               billion         No change           billion
    -------------------------------------------------------------------------
      EBITDA(1)        $3.025 to $3.075   $2.975 to $3.075    $2.95 to $3.05
                             billion          billion            billion
    -------------------------------------------------------------------------
      Earnings per
       share - basic      $1.40 to $1.50   $1.30 to $1.50     $1.05 to $1.25
    -------------------------------------------------------------------------
      Capital                               Approx. $1.3      Approx. $1.225
       expenditures         No change         billion            billion
    -------------------------------------------------------------------------
      Free cash flow(2)   $1.25 to $1.3    $1.15 to $1.25     $1.13 to $1.23
                             billion          billion            billion
    -------------------------------------------------------------------------
      Net debt to EBITDA(3)  2.2 times        2.3 times          2.5 times
                              or less          or less            or less
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Communications segment
      Revenue (external)  $4.725 to $4.775  $4.7 to $4.8     $4.8 to $4.85
                             billion           billion           billion
    -------------------------------------------------------------------------
        Non-ILEC revenue    No change       $525 to $550      Approx. $610
                                               million           million
    -------------------------------------------------------------------------
      EBITDA            $1.925 to $1.95   $1.925 to $1.975   $1.975 to $2.025
                             billion           billon            billion
    -------------------------------------------------------------------------
        Non-ILEC EBITDA   $(30) to $(35)    $(30) to $(40)     Approx. $5
                             million           million           million
    -------------------------------------------------------------------------
      Capital expenditures  No change        Approx. $950     Approx. $875
                                               million           million
    -------------------------------------------------------------------------
      High-speed Internet
       net additions        No change        No change       Approx. 125,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Mobility segment
      Revenue (external)  $2.775 to $2.8   $2.675 to $2.725    $2.65 to $2.7
                             billion           billion           billion
    -------------------------------------------------------------------------
      EBITDA              $1.1 to $1.125    $1.05 to $1.1   $975 million to
                             billion           billion      $1.025 billion
    -------------------------------------------------------------------------
      Capital expenditures  No change        No change        Approx. $350
                                                                 million
    -------------------------------------------------------------------------
      Wireless subscriber
       net additions        425,000 to       No change          375,000 to
                            475,000                             425,000
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization as calculated below. The reconciling items below are Management's best estimates at this time and are not intended to provide guidance for each individual reconciling item.

            ($millions)        2004 revised guidance   2004 original target
        ---------------------------------------------------------------------
        Operating revenues          7,500 to 7,575          7,450 to 7,550
        Less Operations expense
         and restructuring and
         workforce reduction costs  4,475    4,500          4,500    4,500
        ---------------------------------------------------------------------
        EBITDA                      3,025 to 3,075          2,950 to 3,050
        ---------------------------------------------------------------------

    (2) Defined as EBITDA, adding Restructuring and workforce reduction costs, cash interest received and excess of share compensation expense over share compensation payments, subtracting cash interest paid, cash taxes, capital expenditures, and cash restructuring payments. The reconciling items below are Management's best estimates at this time and are not intended to provide guidance for each individual reconciling item.

            ($ millions)       2004 revised guidance   2004 original target
        --------------------------------------------------------------------
        EBITDA                      3,025 to 3,075          2,950 to 3,050
        --------------------------------------------------------------------
        Restructuring and workforce
         reduction costs, net of
         cash payments                (65)     (65)           (85)     (85)
        Excess of share compensation
         expense over payments         25       25             35       35
        Cash interest paid net of
         cash interest received      (610)    (610)          (650)    (650)
        Income taxes received (paid)
         excluding investment tax
         credits received             175      175            105      105
        Capital expenditures
         (capex)                   (1,300)  (1,300)        (1,225)  (1,225)
        --------------------------------------------------------------------
        Free cash flow              1,250 to 1,300          1,130 to 1,230
        --------------------------------------------------------------------

    (3) Net Debt to EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    -------------------------------------------------------------------------

    5. Risks and uncertainties

    The following are updates to the risks and uncertainties described in TELUS' 2003 Annual Report and 2004 first and second quarter Management's discussion and analyses, including filings on SEDAR (www.sedar.com) and filings on EDGAR (www.sec.gov).

    5.1 Competition

      Wireless competition

    With Roger's Wireless bid for Microcell and the expected entry of the Virgin Group to provide services on a resale basis from Bell Mobility, the four national competitor market will likely be maintained. In addition, other competitors may offer wireless services regionally or nationally on a resale basis. There is risk that increased competition by all industry players could lead to pricing pressures and higher costs of acquisition in the future. TELUS Mobility intends to manage this risk by continuing to focus on profitable subscriber growth.

    5.2 Regulation - wireline operations

      Proceedings under Telecom Public Notice CRTC 2004-2 - Regulatory framework for voice communication services using Internet Protocol

    In September 2004, TELUS made its oral presentation at the CRTC's public hearings on the regulatory framework for voice communication services using Internet Protocol, also known as VoIP. The decision on how to regulate VoIP services will set the Canadian competitive rules for ILECs, cable-TV companies, foreign-based competitors and others. The CRTC is expected to announce its decision in the first quarter of 2005.

    Positions presented at the hearings included:

    - TELUS' argument that all access-independent providers of VoIP services should be forborne from rate regulation.

    - Bell Canada's position that all VoIP services, whether access-dependent or access-independent, should be forborne from rate regulation.

    - Cable-TV companies' and Competitive Local Exchange Carriers' ("CLECs") arguments that any VoIP services provided by an ILEC should be fully regulated when offered in an ILEC territory.

    5.3 Process risks

      Integration of customer-facing business units in the Communications
      Segment

    There can be no assurance that the recent integration of sales, marketing, solutions development, customer care and shared services of Business Solutions and Client Solutions will result in the operational efficiencies and organizational effectiveness that management currently expects.

    5.4 Claims and lawsuits

    Uncertified class action
    ------------------------

    A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class has not been certified and procedural objections to certification have been identified. The Company further believes the claim is unsound on the merits. Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.


    /For further information:


  Media Relations:               Investor Relations:
  Nick Culo, (780) 493-7236,     John Wheeler,(780) 493-7310,
  nick.culo(at)telus.com;        ir(at)telus.com/

  (T. T.NV. TU)



______________________________________________________________________________


                               TELUS CORPORATION

                      CONSOLIDATED FINANCIAL STATEMENTS

                                 (UNAUDITED)

                             SEPTEMBER 30, 2004

______________________________________________________________________________


Consolidated statements of income

	                                                    Three months		            Nine months
Periods ended September 30 (unaudited) (millions)	2004		2003		        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
		                                                   (restated - Note 2(b))	           (restated - Note 2(b))
OPERATING REVENUES	                              $	1,946.9       $	1,806.2 	      $	5,616.3       $ 5,320.4
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations		                                1,112.8 	1,051.7 		3,259.5 	3,175.3
  Restructuring and workforce reduction costs (Note 4)     16.2 	    2.3 		   32.8   	   12.1
  Depreciation 		                                  327.1 	  308.9 		  969.5 	  949.5
  Amortization of intangible assets		           80.5 	   98.3 		  256.1 	  278.9
---------------------------------------------------------------------------------------------------------------------------------
		                                        1,536.6 	1,461.2 		4,517.9 	4,415.8
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME		                          410.3 	  345.0 		1,098.4 	  904.6
  Other (income) expense, net 		                   (3.2)	    7.6 		     - 		   19.8
  Financing costs (Note 5) 		                  158.6 	  139.3 		  460.5	          475.6
---------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	  254.9 	  198.1 		  637.9 	  409.2
  Income taxes (Note 6)		                           97.2 	   83.0 		  204.7 	  129.9
  Non-controlling interest		                    1.1 	    1.0 		    3.0	            2.7
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME		                                  156.6 	  114.1 		  430.2 	  276.6
  Preference and preferred share dividends		    0.1 	    0.9 		    1.8             2.6
---------------------------------------------------------------------------------------------------------------------------------

COMMON SHARE AND NON-VOTING SHARE INCOME	      $   156.5       $   113.2 	      $   428.4       $   274.0
=================================================================================================================================
 INCOME PER COMMON SHARE AND NON-VOTING
   SHARE ($) (Note 7)
   - Basic 		                                    0.44 	    0.32 		    1.20 	    0.79
   - Diluted		                                    0.43 	    0.32 		    1.19 	    0.78
DIVIDENDS DECLARED PER COMMON SHARE AND
 NON-VOTING SHARE($)                                        0.15 	    0.15 		    0.45 	    0.45
TOTAL WEIGHTED AVERAGE COMMON SHARES AND
 NON-VOTING SHARES OUTSTANDING (millions)
   - Basic		                                  355.7 	  350.1 		  354.4 	  348.5
   - Diluted		                                  361.8 	  353.2 		  356.7 	  350.8

The accompanying notes are an integral part of these interim consolidated financial statements

Consolidated statements of retained earnings

                                                                                                    Nine months
Periods ended September 30 (unaudited) (millions)	                                        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR	                                                              $	  741.7       $	  630.4
Transitional amount for share-based compensation arising from share options (Note 2(a))		  (25.1)	     -
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance		                                                          716.6 	  630.4
Net income		                                                                          430.2 	  276.6
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                1,146.8 	  907.0
Less: 	Common Share and Non-Voting Share dividends paid, or payable, in cash 		          132.8 	  124.3
	Common Share and Non-Voting Share dividends reinvested, or to be reinvested,
          in shares issued from Treasury		                                           26.9 	   32.5
	Preference and preferred share dividends		                                    1.8 	    2.6
	Redemption premium on preference and preferred shares in excess of amount chargeable
          to contributed surplus (Note 14(c))		                                            2.3 	     -
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 14)	                                                      $	  983.0       $	  747.6
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements

Consolidated balance sheets

(unaudited) (millions)	                                                                        As at           As at
                                                                                             September 30,   December 31,
                                                                                                2004            2003
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                           (restated - Note 2(b))
ASSETS
Current Assets
  Cash and temporary investments, net	                                                      $	  622.2       $	    6.2
  Accounts receivable (Notes 9)		                                                          815.1 	  723.8
  Income and other taxes receivable 		                                                   77.8 	  187.4
  Inventories		                                                                           84.7 	  123.5
  Prepaid expenses and other (Note16(b))		                                          229.5 	  172.4
  Current portion of future income taxes		                                          368.0 	  304.0
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                2,197.3 	1,517.3
---------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 10)
  Property, plant, equipment and other		                                                7,623.3 	7,764.3
  Intangible assets subject to amortization		                                          720.8 	  844.7
  Intangible assets with indefinite lives		                                        2,954.6 	2,954.6
---------------------------------------------------------------------------------------------------------------------------------
		                                                                               11,298.7        11,563.6
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges (Note 11)		                                                          713.3 	  610.7
  Future income taxes		                                                                  276.1 	  626.0
  Investments		                                                                           40.2 	   41.9
  Goodwill		                                                                        3,117.7 	3,118.0
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                4,147.3 	4,396.6
---------------------------------------------------------------------------------------------------------------------------------

	                                                                                      $17,643.3       $17,477.5
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable and accrued liabilities (Note 16(b))	                                      $	1,354.0       $	1,294.5
  Restructuring and workforce reduction accounts payable and accrued liabilities (Note 4)	   85.9 	  141.0
  Dividends payable		                                                                   53.4 	   53.5
  Advance billings and customer deposits (Note 16(b))		                                  485.5 	  445.0
  Current maturities of long-term debt (Note 12)		                                    4.0 	  221.1
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                1,982.8 	2,155.1
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 12) 		                                                        6,514.0 	6,609.8
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 13)		                                                1,305.8 	1,173.7
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes		                                                                1,001.3 	1,007.0
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest		                                                           10.9 	   10.7
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 14)
  Convertible debentures conversion option		                                            8.8 	    8.8
  Preference and preferred shares (Note14(c))		                                             - 		   69.7
  Common equity		                                                                        6,819.7 	6,442.7
---------------------------------------------------------------------------------------------------------------------------------

	 	                                                                                6,828.5 	6,521.2
---------------------------------------------------------------------------------------------------------------------------------

	                                                                                      $17,643.3       $17,477.5
=================================================================================================================================

Commitments and Contingent Liabilities (Note 15)

The accompanying notes are an integral part of these interim consolidated financial statements

Consolidated statements of cash flows


                                                            Three months		             Nine months
Periods ended September 30 (unaudited) (millions)	2004		2003		        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
		                                                  (restated - Note 2(b))		   (restated - Note 2(b))
OPERATING ACTIVITIES
Net income	                                      $	  156.6       $	  114.1 	      $	  430.2       $	  276.6
Adjustments to reconcile net income to cash
  provided by operating activities:
  Depreciation and amortization		                  407.6 	  407.2 		1,225.6 	1,228.4
  Future income taxes 		                           91.4 	   94.7 		  281.9  	  347.9
  Share-based compensation		                    7.3 	     - 			   17.9 	     -
  Net employee defined benefit plans expense		    4.9 	   13.2 		   14.7 	   39.5
  Employer contributions to employee defined
    benefit plans		                          (25.8)	  (33.9)		 (112.3)	  (69.9)
  Restructuring and workforce reduction costs, net of
    cash payments (Note 4)		                    6.4 	  (29.8)		  (55.1)	 (221.5)
  Other, net		                                   (3.9)	    2.6 		   13.7 	   37.5
  Net change in non-cash working capital (Note 16(c))	  202.7 	  281.6 		  107.7 	   85.5
---------------------------------------------------------------------------------------------------------------------------------
  Cash provided by operating activities		          847.2 	  849.7 		1,924.3 	1,724.0
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 10)		                 (319.8)	 (304.0)		 (975.6)	 (817.3)
Proceeds from the sale of property and other assets	    1.8 	    1.3 		   18.2 	   39.6
Other		                                            1.5 	   (5.1)		    0.7 	    1.3
---------------------------------------------------------------------------------------------------------------------------------
 Cash used by investing activities		         (316.5)	 (307.8)		 (956.7)	 (776.4)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued		   27.0 	   20.6 		   70.8 	   61.7
Dividends to shareholders		                  (45.5)	  (41.6)		 (136.1)	 (130.2)
Payment for redemption of preference and preferred
 shares (Note 14(c))		                          (37.0)	     - 			  (72.8)	     -
Long-term debt issued (Note 12)		                     - 		   56.0 		   37.8   	  365.4
Redemptions and repayment of long-term debt (Note 12)	 (210.7)	 (490.4)		 (247.7)       (1,130.6)
Other		                                             - 		   (0.8)		   (3.6)	   (2.6)
---------------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities		         (266.2)	 (456.2)		 (351.6)	 (836.3)
---------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase in cash and temporary investments, net		  264.5 	   85.7 		  616.0 	  111.3
Cash and temporary investments, net, beginning
 of period                                                357.7 	   16.6 		    6.2 	   (9.0)
---------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of period    $	  622.2       $   102.3 	      $	  622.2       $	  102.3
=================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	                                      $	  (23.1)      $	  (27.7)	      $	 (339.7)      $	 (362.5)
=================================================================================================================================
Interest received	                              $	    2.1       $	   13.7 	      $	   23.3       $	   15.0
=================================================================================================================================
Income taxes (inclusive of Investment Tax Credits
 (Note 6)) received (paid)	                      $	   11.8       $	   38.4 	      $	  197.4       $	   35.1
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements

Notes to interim consolidated financial statements

SEPTEMBER 30, 2004 (unaudited)

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.

1. Interim Financial Statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2003. These interim consolidated financial statements follow the same accounting policies, other than as set out in Note 2 to these interim consolidated financial statements, and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2003, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

2. Accounting Policy Developments

(a) Share-Based Compensation

Commencing with the Company's 2004 fiscal year, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook
Section 3870) apply to the Company. The amendments result in the Company no longer being able to use the intrinsic method of accounting for share options granted to employees for purposes of Canadian Generally Accepted Accounting Principles. The Company has selected the retroactive application without restatement method (also referred to as the modified-prospective transition method). The retroactive application without restatement method results in no share option expense being recognized in the Consolidated Statements of Income in fiscal years prior to 2004 (see Note 8(a)). The share option expense that is recognized in fiscal years subsequent to 2003 will be in respect of share options granted after 2001 and vesting in fiscal periods subsequent to 2003.

To reflect the fair value of options granted subsequent to 2001, and vesting prior to 2004, certain components of common equity in the December 31, 2003, Consolidated Balance Sheet balances would have been restated as follows (had restatement occurred):

                                                                                  Cumulative transition
                                                               December 31,       adjustment for share-
                                                               2003, as            based compensation
                                                              previously           arising from share          January 1,
                                                                reported               options                   2004
(millions)
---------------------------------------------------------------------------------------------------------------------------------
Common equity
  Common shares			                             $	2,349.1 	     $	     - 		     $	2,349.1
  Non-voting shares				                3,296.6 		    0.4 		3,297.0
  Options and warrants				                   51.5 		     - 			   51.5
  Accrual for shares issuable under channel
    stock incentive plan		                            0.6 		     - 			    0.6
  Cumulative foreign currency translation adjustment		   (2.7)		     - 			   (2.7)
  Retained earnings				                  741.7 		  (25.1)		  716.6
  Contributed surplus				                    5.9 		   24.7 		   30.6
---------------------------------------------------------------------------------------------------------------------------------
			                                     $	6,442.7 	     $	     - 		     $	6,442.7
=================================================================================================================================

(b) Equity Settled Obligations

Commencing with the Company's 2004 fiscal year, the Company early adopted the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003). The amendments result in the Company's convertible debentures being classified as a liability on the Consolidated Balance Sheets and the associated interest expense correspondingly being classified with financing costs on the Consolidated Statements of Income. The conversion option embedded in the convertible debentures continues to be presented as a component of shareholders' equity. As required, these amended recommendations have been applied retroactively.

To reflect the reclassification of the convertible debentures as a liability, certain items of the Consolidated Income Statement for the three-month and nine-month periods ended September 30, 2003, have been restated as follows:


Periods ended September 30, 2003	              Three months		                    Nine months
--------------------------------------------------------------------------------     --------------------------------------------
                                                    Adjustment to                                  Adjustment to
                                        As          reflect convertible  As            As          reflect convertible    As
                                      previously    debentures as a    currently     previously    debentures as a      currently
(millions except per share amounts)    reported       liability        reported      reported         liability         reported
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues	              $	1,806.2       $	    - 	      $ 1,806.2       $ 5,320.4       $	     - 	      $	5,320.4
Operating expenses		        1,461.2 	    - 		1,461.2 	4,415.8 	     - 		4,415.8
---------------------------------------------------------------------------------------------------------------------------------
Operating income		          345.0 	    - 		  345.0 	  904.6 	     - 		  904.6
Other expense, net		            7.6 	    - 		    7.6 	   19.8 	     - 		   19.8
Financing costs		                  136.5 	   2.8 		  139.3 	  467.2 	    8.4 	  475.6
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and non-
  controlling interest		          200.9 	  (2.8)		  198.1 	  417.6 	   (8.4)	  409.2
  Income taxes (recovery)		   84.0 	  (1.0)		   83.0 	  133.0 	   (3.1)	  129.9
  Non-controlling interest		    1.0 	    - 		    1.0 	    2.7 	     - 	   	    2.7
---------------------------------------------------------------------------------------------------------------------------------
Net income		                  115.9 	  (1.8)	          114.1 	  281.9 	   (5.3)	  276.6
  Preference and preferred share
    dividends		                    0.9 	    - 		    0.9 	    2.6 	     - 		    2.6
  Interest on convertible debentures,
    net of income taxes		            1.8 	  (1.8)		     - 		    5.3 	   (5.3)	     -
---------------------------------------------------------------------------------------------------------------------------------
Common Share and Non-Voting Share
    income	                      $	  113.2       $	    - 	      $	  113.2       $	  274.0       $	     - 	      $	  274.0
=================================================================================================================================
Income per Common Share and Non-
    Voting Share
    - Basic	                      $	    0.32      $	    - 	      $	    0.32      $	    0.79      $	     - 	      $	    0.79
    - Diluted	                      $	    0.32      $	    - 	      $	    0.32      $	    0.78      $	     - 	      $	    0.78

To reflect the reclassification of the convertible debentures as a liability, certain line items of the December 31, 2003, Consolidated Balance Sheet balances have been restated as follows:

                                                             December 31,           Adjustment to            December 31,
                                                              2003, as           reflect convertible          2003, as
                                                             previously            debentures as a 	     currently
(millions)                                                    reported	             liability               reported
---------------------------------------------------------------------------------------------------------------------------------
Accounts payable and accrued liabilities		     $	1,294.1 	     $	    0.4 	     $	1,294.5
Long-Term Debt			                             $	6,469.4 	     $	  140.4 	     $	6,609.8
Shareholders' Equity
  Convertible debentures conversion option		     $	     - 		     $	    8.8 	     $	    8.8
  Convertible debentures			             $	  149.6 	     $	 (149.6)	     $	     -
---------------------------------------------------------------------------------------------------------------------------------

3. Financial Instruments

During the first half of 2004, the Company entered into two series of hedging relationships to which hedge accounting has been applied: one series of hedging relationships results in fixing the Company's compensation cost arising from a specific grant of restricted stock units (see Note 8(b)) and the other series of hedging relationships results in the notional conversion of $500 million of the 2006 (Canadian Dollar) Notes from a fixed interest rate of 7.5% to a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread.

As at September 30, 2004, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$52.5 million and U.S.$14.5 million of fiscal 2004 and fiscal 2005 purchase commitments, respectively; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

   Fair value: The fair value of the Company's long-term debt, including the convertible debentures, is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

	                                                 As at September 30, 2004	        As at December 31, 2003
---------------------------------------------------------------------------------------------------------------------------------
	                                               Carrying 			      Carrying
(millions)                                             amount           Fair value            amount            Fair value
---------------------------------------------------------------------------------------------------------------------------------
					                                                          (restated - Note 2(b))
Long-term debt(1) (Note 12)	                      $	6,526.8       $	7,543.8 	      $ 6,839.7       $	7,840.2
Derivative financial instruments(2) used to manage
  interest rate and currency risks associated with
  U.S. dollar denominated debt (Note 13)		  848.3         1,011.8 		  739.6 	  858.6
Derivative financial instruments(2) used to manage
  interest rate risk associated with Canadian dollar
  denominated debt		                             - 		    3.1 		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
                                               	      $	7,375.1       $	8,558.7 	      $	7,579.3       $	8,698.8
=================================================================================================================================
Derivative financial instruments(2) used to manage
  currency risks arising from U.S. dollar
  denominated purchases	                              $	     - 	      $	    3.2 	      $	     - 	      $	    0.1
=================================================================================================================================
Derivative financial instruments(2) used to manage
  changes in compensation costs arising from
  restricted stock units (Note 8(b))	              $	   (0.2)      $	    0.2 	      $	     -        $	     -
=================================================================================================================================

(1) Carrying amount of long-term debt, for purposes of this table, includes the carrying amount of the convertible debenture conversion option.
(2) Notional amount of all derivative financial instruments outstanding is $5,412.5 (December 31, 2003 - $4,822.9).

4. Restructuring and Workforce Reduction Costs

(a) Overview


Three-month periods ended September 30
(millions)	                                                        2004		                        2003
-------------------------------------------------------------------------------------------------------     ---------------------
                                                                      Operational                              Operational
                                                        2004          Efficiency Program                      Efficiency Program
	                                            Initiatives(b)    (2001- 2003)(c)		Total	      (2001- 2003)(c)
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs
  Workforce reduction
    Voluntary	                                      $	     - 	       $     - 		      $	     - 	      $	     -
    Involuntary		                                   15.3 	     - 			   15.3 	     -
 Lease termination		                             - 		     - 			     - 		     -
 Other		                                            0.4 	    0.5 		    0.9  	    2.3
---------------------------------------------------------------------------------------------------------------------------------
 		                                           15.7 	    0.5 		   16.2 	    2.3
---------------------------------------------------------------------------------------------------------------------------------
Disbursements
  Workforce reduction
    Voluntary (Early Retirement Incentive Plan,
      Voluntary Departure Incentive Plan and other) 	     - 		    0.2 		    0.2 	   18.6
    Involuntary and other		                    3.7 	    4.2 		    7.9 	    8.6
  Lease termination	                               	     - 		    0.8 		    0.8 	    2.2
  Other		                                            0.7 	    0.2 		    0.9 	    2.7
---------------------------------------------------------------------------------------------------------------------------------
		                                            4.4 	    5.4 		    9.8 	   32.1
---------------------------------------------------------------------------------------------------------------------------------
Expenses greater than (less than) disbursements		   11.3 	   (4.9)		    6.4 	  (29.8)
Restructuring and workforce reduction accounts
 payable and accrued liabilities, beginning of period	   11.2 	   68.3 		   79.5 	  208.7
---------------------------------------------------------------------------------------------------------------------------------

Restructuring and workforce reduction accounts
 payable and accrued liabilities, end of period	      $	   22.5       $    63.4 	      $	   85.9       $	  178.9
=================================================================================================================================


Nine-month periods ended September 30
(millions)	                                                        2004		                        2003
------------------------------------------------------------------------------------------------------     ----------------------
                                                                       Operational                            Operational
                                                        2004           Efficiency Program                    Efficiency Program
                                                   Initiatives(b)     (2001- 2003)(c)          Total        (2001- 2003)(c)
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs
  Workforce reduction
   Voluntary	                                      $	     - 	      $      - 		      $	     - 	      $	     -
   Involuntary		                                   31.2 	     - 			   31.2 	     -
Lease termination		                             - 		     - 			     - 		    3.4
Other		                                            0.7 	    0.9 		    1.6 	    8.7
---------------------------------------------------------------------------------------------------------------------------------
		                                           31.9 	    0.9 		   32.8 	   12.1
---------------------------------------------------------------------------------------------------------------------------------
Disbursements
 Workforce reduction
  Voluntary (Early Retirement Incentive Plan,
    Voluntary Departure Incentive Plan and other)	     - 		   46.8 		   46.8 	  144.8
  Involuntary and other	    	                            8.7 	   27.5 		   36.2 	   71.7
Lease termination		                             - 		    3.0 		    3.0 	    5.8
Other		                                            0.7 	    1.2 		    1.9 	   11.3
		                                            9.4 	   78.5 		   87.9 	  233.6
---------------------------------------------------------------------------------------------------------------------------------
Expenses greater than (less than) disbursements		   22.5 	  (77.6)		  (55.1)	 (221.5)
Restructuring and workforce reduction accounts
 payable and accrued liabilities, beginning of period	     - 		  141.0 		  141.0 	  400.4
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction accounts
 payable and accrued liabilities, end of period	      $	   22.5       $    63.4 	      $	   85.9       $	  178.9
=================================================================================================================================

(b) 2004 Initiatives

In the first quarter of 2004, a departmental reorganization was initiated, primarily in the Communications segment information technology resources area, consolidating from 15 locations to 2 primary locations. This reorganization, which has an estimated implementation cost in 2004 of approximately $13 million and is planned for completion in 2004, is expected to enable greater efficiencies of scale and effectiveness of program delivery; to September 30, 2004, approximately $12 million of these costs have been recorded.

In the third quarter of 2004, a departmental reorganization was initiated in the Communications segment with the merging of two customer-facing business units. The resulting integration and consolidation aimed to improve the Company's competitiveness as well as its operating and capital productivity. This reorganization has an estimated implementation cost in 2004 of approximately $21 million and is planned for completion in 2004; to September 30, 2004, approximately $13 million of these costs have been recorded.

In addition to the foregoing initiatives, the Company has undertaken additional activities in 2004 aimed at improving its operating and capital productivity and competitiveness. These additional activities have an estimated cost in 2004 of $16 million; to September 30, 2004, approximately $8 million of these costs have been recorded.

(c) Operational Efficiency Program (2001-2003)

In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the Operational Efficiency Program was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. The second phase of the Operational Efficiency Program, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. The third phase of the Operational Efficiency Program, which commenced in the third quarter of 2002, was focused on operationalizing the initiatives identified during the second phase review and included: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

As at September 30, 2004, no future costs remain to be recorded under the Operational Efficiency Program (2001-2003), but variances from estimates currently recorded may be recorded in subsequent periods.

5. Financing Costs


Periods ended September 30 	                            Three months		             Nine months
(millions)	                                        2004		2003		        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
		                                                  (restated - Note 2(b))		   (restated - Note 2(b))
Interest on long-term debt	                      $   161.0       $   168.3 	      $	  487.5       $	  512.2
Interest on short-term obligations and other 		    0.7 	    0.9 		    7.1 	    5.3
Foreign exchange(1)		                           (0.3)	    0.8 		   (1.0)	     -
---------------------------------------------------------------------------------------------------------------------------------
		                                          161.4 	  170.0 		  493.6 	  517.5
Interest income, including interest on tax refunds	   (2.8)	  (30.7)		  (33.1)	  (41.9)
---------------------------------------------------------------------------------------------------------------------------------
	                                              $   158.6       $   139.3 	      $	  460.5       $	  475.6
=================================================================================================================================

(1) For the three-month and nine-month periods ended September 30, 2004, these amounts include gains (losses) of $(0.1) (2003 - NIL) and $(0.8)
    (2003 - $0.6), respectively, in respect of hedge ineffectiveness.

6. Income Taxes


Periods ended September 30 	                            Three months		             Nine months
(millions)	                                        2004		2003		        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
		                                                  (restated - Note 2(b))		   (restated - Note 2(b))
Current	                                              $	    5.8       $	  (11.7)	      $	  (77.2)      $	(218.0)
Future	                                             	   91.4 	   94.7 		  281.9 	 347.9
---------------------------------------------------------------------------------------------------------------------------------
	                                              $	   97.2       $	   83.0 	      $	  204.7       $	 129.9
=================================================================================================================================

The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:


Three-month periods ended September 30
 ($ in millions)	                                       2004		                      2003

---------------------------------------------------------------------------------------------------------------------------------
			                                                                        (restated - Note 2(b))
Basic blended federal and provincial tax at
 statutory income tax rates	                      $	   88.8 	   34.8%	      $	   73.3           37.0%
Tax rate differential on, and consequential
 adjustments from, settlement of prior year
 tax issues		                                   (0.3)				     -
Share option compensation	                            1.6 				     -
Other	                                                    1.6 				    3.9
---------------------------------------------------------------------------------------------------------------------------------
	                                                   91.7  	   36.0%		   77.2 	  39.0%
Large corporations tax		                            5.5 				    5.8
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense per Consolidated Statements
 of Income	                                      $	   97.2 	   38.1%	      $	   83.0 	  41.9%
=================================================================================================================================


Nine-month periods ended September 30
 ($ in millions)	                                      2004		                      2003

---------------------------------------------------------------------------------------------------------------------------------
                                                                         			(restated - Note 2(b))
Basic blended federal and provincial tax at
statutory income tax rates	                      $	  221.7 	   34.8%	      $	  151.4		  37.0%
Tax rate differential on, and consequential
 adjustments from, settlement of prior year
 tax issues		                                  (36.1)	                          (49.7)
Share option compensation		                    5.0 			             -
Other		                                           (0.5)	                           11.6
---------------------------------------------------------------------------------------------------------------------------------
		                                          190.1 	   29.8%		  113.3 	  27.7%
Large corporations tax		                           14.6 		                   16.6
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense per Consolidated Statements of
 Income	                                              $	  204.7 	   32.1%	      $	  129.9 	  31.7%
=================================================================================================================================

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month and nine-month periods ended September 30, 2004, the Company recorded Investment Tax Credits of NIL (2003 - NIL) and $0.5 million (2003 - $1.2 million), respectively, of which NIL (2003 - NIL) and $0.5 million (2003 - $1.0 million), respectively, was recorded as a reduction of "Operations expense" and the balance was recorded as a reduction of capital expenditures.

7. Per Share Amounts

Basic income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures.

The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.

Periods ended September 30 	                            Three months		            Nine months
(millions)	                                        2004		2003		        2004		2003

---------------------------------------------------------------------------------------------------------------------------------
		                                                     (restated - Note 2(b))		   (restated - Note 2(b))
Net income	                                      $	  156.6       $	  114.1 	      $	  430.2       $	 276.6
Deduct:
  Preference and preferred share dividends		    0.1  	    0.9 		    1.8 	   2.6
  Redemption premium on preference and
    preferred shares in excess of amount
    chargeable to contributed surplus (Note 14(c))	     - 		     - 			    2.3 	    -
---------------------------------------------------------------------------------------------------------------------------------
Basic Common Share and Non-Voting Share
  income		                                  156.5 	  113.2 		  426.1 	 274.0
Add: Interest charges applicable to convertible
  debentures, net of income tax effects		            1.4  	     - 			     - 		    -
---------------------------------------------------------------------------------------------------------------------------------
Diluted Common Share and Non-Voting Share
  income	                                      $	  157.9       $	  113.2 	      $	  426.1       $	 274.0
=================================================================================================================================



Periods ended September 30 	                            Three months		            Nine months
(millions)	                                        2004		2003	     	        2004		2003

---------------------------------------------------------------------------------------------------------------------------------
Basic total weighted average Common Shares and
  Non-Voting Shares outstanding		                  355.7 	  350.1 		  354.4 	 348.5
Effect of dilutive securities
  Exercise of share options and warrants		    2.3 	    3.1 		    2.3 	   2.3
  Exercise of convertible debentures conversion option	    3.8 	     - 			     - 		    -
---------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and
 Non-Voting Shares outstanding		                  361.8 	  353.2 		  356.7 	 350.8
=================================================================================================================================

For the three-month and nine-month periods ended September 30, 2004, certain outstanding share options, in the amount of 17.9 million (2003 - 15.5 million) and 18.2 million (2003 - 16.2 million), respectively, were not included in the computation of diluted income per Common Share and Non-Voting Share because the share options' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods. Convertible debentures, which were convertible into 3.8 million shares, were not included in the computation of diluted income per Common Share and Non-Voting Share, excepting the computation for the three-month period ended September 30, 2004, as they were antidilutive.

8. Share-Based Compensation

(a) Share Options

Effective January 1, 2004, for purposes of Canadian Generally Accepted Accounting Principles, the Company applies the fair value based method of accounting for share-based compensation awards granted to employees. As the Company has selected the retroactive application without restatement method (see Note 2(a)), it must disclose the impact on net income and net income per Common Share and Non-Voting Share as if the fair value based method of accounting for the share-based compensation had been applied in the comparative period.


Periods ended September 30 	                            Three months		         Nine months
(millions except per share amounts)	                2004		2003		        2004		2003

---------------------------------------------------------------------------------------------------------------------------------
		                                                  (restated - Note 2(b))		   (restated - Note 2(b))
Net income
As reported	                                      $	  156.6       $	  114.1 	      $	  430.2       $	 276.6
Add: Share-based compensation arising from
  share options included in reported net income		    4.7 	     - 			   14.5 	    -
Deduct: Share-based compensation arising from
  share options determined under the fair value
  based method for all awards		                   (4.7)	   (4.4)		  (14.5)	 (13.4)
---------------------------------------------------------------------------------------------------------------------------------
Pro forma	                                      $	  156.6       $	  109.7 	      $	  430.2       $	 263.2
=================================================================================================================================
Net income per Common Share and Non-Voting
  Share
Basic
  As reported (using fair value method)	              $	    0.44 	N/A(2)		      $	    1.20 	N/A(2)
  As reported (using intrinsic value method)		N/A(1)(2)     $	    0.32 		N/A(1)(2)     $	   0.79
  Pro forma (using fair value method)	              $	    0.44      $	    0.31 	      $	    1.20      $	   0.75
Diluted
  As reported (using fair value method)	              $	    0.43 	N/A(2)		      $	    1.19 	N/A(2)
  As reported (using intrinsic value method)		N/A(1)(2)     $	    0.32 		N/A(1)(2)     $	   0.78
  Pro forma (using fair value method)	              $	    0.43      $	    0.31 	      $	    1.19      $	   0.74

(1) For the three-month and nine-month periods ended September 30, 2004, the per share amount of share-based compensation arising from share options determined under the fair value based method for all awards per Common Share and Non-Voting Share would be $0.01 basic and diluted and $0.04 basic and diluted, respectively.
(2) N/A - Net income per Common Share and Non-Voting Share have not been presented using the method indicated in the period indicated.

As only share options granted after 2001 are included, these disclosures are not likely to be representative of the effects on reported net income for future years. These disclosures reflect weighted average fair values of $7.27 (2003 - $6.86) and $7.74 (2003 - $4.63) for options granted in the three-month and nine-month periods ended September 30, 2004, respectively. Share options typically vest over a three-year period and the vesting method of options, which is determined at the date of grant, may be either cliff or graded. The fair value of each option granted is estimated at the time of grant using the Black-Scholes model with weighted average assumptions for grants as follows:


Periods ended September 30	                            Three months		            Nine months
	                                                2004		2003		        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate	                                    4.3%	    3.9%		    3.9%	   4.9%
Expected lives (years)	                                    4.5		    4.5		            4.5		   4.5
Expected volatility	                                   40.0%	   40.0%		   40.0%	  40.0%
Dividend yield	                                            2.6%	    2.7%		    2.4%	   3.9%
---------------------------------------------------------------------------------------------------------------------------------

(b) Other Share-Based Compensation

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share are recorded as additional restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives (typically the vesting period is 33 months and the vesting method, which is determined at the date of grant, may be either cliff or graded). Reflected in the Consolidated Statements of Income as "Operations expense" for the three-month and nine-month periods ended September 30, 2004, is compensation expense arising from restricted stock units of $3.2 million (2003 - $0.8 million) and $5.8 million (2003 - $0.6 million), respectively.

The following table presents a summary of the activity related to the Company's restricted stock units for the three-month and nine-month periods ended September 30, 2004.


Periods ended September 30, 2004	                   Three months		                   Nine months
---------------------------------------------------------------------------------------------------------------------------------
	                                             Number of         		            Number of
                                                     restricted        Weighted             restricted       Weighted
                                                    stock units     average price           stock unit     average price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period		        1,090,708 	 	                  316,630
Issued
  Initial allocation		                           20,350     $    22.89 		  871,799     $	  24.06
  In lieu of dividends		                            6,670 	   24.11 		   21,690 	  22.54
Exercised		                                  (28,808)	   21.86 		 (101,972)	  23.58
Forfeited and cancelled		                          (20,136)	   25.10 		  (39,363)	  25.10
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period		                1,068,784 				1,068,784
=================================================================================================================================

With respect to restricted stock units issued in the first quarter of 2004, the Company entered into a cash-settled equity forward agreement that fixes the cost to the Company at $26.61 per restricted stock unit in respect of 652,550 restricted stock units.

9. Accounts Receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement (the "2002 Securitization"), which was amended September 30, 2002, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term; at September 30, 2004, the rating was BBB (high).


                                                                                               As at            As at
(millions)                                                                                  September 30,    December 31,
                                                                                                2004            2003
---------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio	                                                                      $	  970.7       $	 1,036.9
Securitized receivables		                                                                 (181.4)	  (369.5)
Retained interest in receivables sold		                                                   25.8 	    56.4
---------------------------------------------------------------------------------------------------------------------------------
Receivables held	                                                                      $	  815.1       $	   723.8
=================================================================================================================================

For the three-month and nine-month periods ended September 30, 2004, the Company recognized losses of $0.2 million (2003 - $0.7 million) and $0.6 million (2003 - $3.7 million), respectively, on the sale of receivables arising from the 2002 Securitization.


Cash flows from the 2002 Securitization are as follows:

Periods ended September 30 	                            Three months		            Nine months
(millions)	                                        2004		2003		        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization,
 beginning of period	                              $	  150.0       $	  485.0 	      $	  300.0       $	  475.0
Proceeds from new securitizations		             - 		     - 			     - 		   34.0
Securitization reduction payments		             - 		   (4.0)		 (150.0)	  (28.0)
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization,
 end of period	                                      $	  150.0       $	  481.0 	      $	  150.0       $	  481.0
=================================================================================================================================
Proceeds from collections reinvested in revolving
 period securitizations	                              $	  347.3       $ 1,137.6 	      $	1,402.3       $	3,137.3
=================================================================================================================================
Proceeds from collections pertaining to retained
 interest	                                      $	   57.4       $	  259.3   	      $	  257.9       $	  675.7
=================================================================================================================================

10. Capital Assets


(a) Capital Assets, Net

                                                                     Accumulated
                                                                     Depreciation and
                                                        Cost         Amortization                 Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
					                                                       As at            As at
                                                                                            September 30,     December 31,
(millions)                                                                                     2004	        2003
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets	                      $	17,044.1      $11,192.4 	      $	5,851.7       $	6,002.4
  Assets leased to customers		                   416.0 	  365.4 		   50.6 	   60.0
  Buildings		                                 1,631.5 	  800.3 		  831.2 	  832.0
  Office equipment and furniture		           934.7 	  686.9 		  247.8 	  265.0
  Assets under capital lease	                 	    14.8 	    4.5 		   10.3 	   14.2
  Other	                                   	           331.2 	  236.5 		   94.7 	  113.8
  Land		                                            47.4 	     - 			   47.4 	   49.0
  Plant under construction		                   465.5 	     - 			  465.5 	  405.0
  Materials and supplies	                     	    24.1 	     - 			   24.1 	   22.9
---------------------------------------------------------------------------------------------------------------------------------
		                                        20,909.3       13,286.0 		7,623.3 	7,764.3
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscriber base		                           362.9 	   89.3 		  273.6 	  289.7
  Software	 	                                 1,077.8 	  710.9 		  366.9 	  473.7
  Access to rights-of-way and other	  	           121.2 	   40.9 		   80.3 	   81.3
---------------------------------------------------------------------------------------------------------------------------------
		                                         1,561.9 	  841.1 		  720.8 	  844.7
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)		                         3,973.1  	1,018.5 		2,954.6 	2,954.6
---------------------------------------------------------------------------------------------------------------------------------
	                                              $	26,444.3      $15,145.6 	      $11,298.7       $11,563.6
=================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Included in capital expenditures for the three-month and nine-month periods ended September 30, 2004, were additions of intangible assets subject to amortization of $41.9 million (2003 - $37.4 million) and $130.9 million (2003 - $81.6 million), respectively.

(b) Intangible Assets Subject to Amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at September 30, 2004, for each of the next five fiscal years is as follows:


Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2004 (balance of year)			                                                                      $	   77.9
2005				                                                                                  222.5
2006				                                                                                  116.0
2007				                                                                                   40.4
2008				                                                                                   14.9


11. Deferred Charges



	                                                                                        As at         As at
                                                                                            September 30,   December 31,
(millions)                                                                                      2004            2003
---------------------------------------------------------------------------------------------------------------------------------
Recognized transitional pension assets and pension plan contributions
 in excess of charges to income 	                                                      $	  533.7       $	  426.8
Cost of issuing debt securities, less amortization	                         	           35.2 	   39.2
Deferred customer activation and installation costs(1)		                                   89.9 	   80.8
Other		                                                                                   54.5 	   63.9
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $	  713.3       $	  610.7
=================================================================================================================================

(1) Upfront customer activation fees, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.

12. Long-Term Debt


(a) Details of Long-Term Debt

($ in millions)
		                                                                                As at           As at
                                                                                              September 30,   December 31,
                                           Series	     Rate	      Maturity          2004            2003
---------------------------------------------------------------------------------------------------------------------------------
						                                                           (restated - Note 2(b))
TELUS Corporation Notes
                                          CA		   7.5%(1)	      June 2006	      $ 1,573.9       $	1,572.1
                                          U.S.	           7.5%(1)	      June 2007	        1,467.8 	1,507.4
                                          U.S.		   8.0%(1)	      June 2011	        2,418.3 	2,484.4
---------------------------------------------------------------------------------------------------------------------------------
						                                                5,460.0 	5,563.9
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Convertible Debentures
	  	                                          6.75%(1)	      June 2010	          141.3 	  140.4
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Credit Facilities	                     -%(2)	      May 2008		     - 		    7.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
                                          1		12.00%(1)	      May 2010		   50.0 	   50.0
                                          2		11.90%(1)	      November 2015	  125.0 	  125.0
                                          3		10.65%(1)	      June 2021		  175.0 	  175.0
                                          5		 9.65%(1)	      April 2022	  249.0 	  249.0
                                          A		 9.50%(1)	      August 2004	     - 		  189.5
                                          B		 8.80%(1)	      September 2025	  200.0 	  200.0
---------------------------------------------------------------------------------------------------------------------------------
						                                                  799.0 	  988.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. First Mortgage Bonds(3)
                                          U	       11.50%(1)	      July 2010		   30.0 	   30.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Notes(3)
                                          1		7.10%(1)	      February 2007	   70.0            70.0
---------------------------------------------------------------------------------------------------------------------------------

TELUS Communications Inc. Medium Term Note Debentures
                                        96-9		6.375%(1)	      August 2004	     - 		   20.0
                                        99-1		7.25%(1)	      June 2030		    0.1 	    0.1
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                    0.1 	   20.1
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Senior Discount Notes		                                             - 		    0.4
---------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 4.4% to 17.25% and
 maturing on various dates up to 2008		                                                    9.2 	   10.3
Other 			                                                                            8.4 	    0.3
---------------------------------------------------------------------------------------------------------------------------------
Total debt						                                        6,518.0 	6,830.9
Less - current maturities					                                    4.0 	  221.1
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt				                                                      $ 6,514.0       $	6,609.8
=================================================================================================================================

(1) Interest is payable semi-annually.
(2) Weighted average rate as at September 30, 2004 (December 31, 2003 -
    4.875%).
(3) Pursuant to a July 1, 2004, internal transaction between two wholly-owned subsidiaries, these former TELUS Communications (Quebec) Inc. debts became obligations of TELUS Communications Inc. on July 1, 2004.

(b) TELUS Corporation Credit Facilities

TELUS Corporation's syndicated bank credit facilities at September 30, 2004, consist of: i) an $800 million (or U.S. Dollar equivalent) revolving credit facility expiring on May 7, 2008, used for general corporate purposes, and ii) an $800 million (or U.S. Dollar equivalent) 364-day revolving credit facility which is extendible at the Company's option on a non-revolving basis for any amounts outstanding on May 6, 2005, for one year on a non-revolving basis. These new facilities, which were put in place in the second of quarter of 2004, replaced the Company's existing committed credit facilities prior to the availability termination dates of such facilities.

TELUS Corporation's credit facilities are unsecured and bear interest at prime rate, U.S. Dollar Base Rate, a bankers' acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the credit facilities), plus applicable margins. The credit facilities contain customary representations and warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests are that the Company may not permit its long-term debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facilities.

Continued access to TELUS Corporation's credit facilities is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

Additionally, at September 30, 2004, the Company has accepted a fully underwritten commitment for a $500 million (or U.S. Dollar equivalent) unsecured bank credit facility for general corporate purposes. This 364-day credit facility, upon documentation, would be available until the earlier of October 31, 2005, and 364 days after the completion date of the Company's offers to purchase Microcell Telecommunications Inc. (see Note 15(c)). The facility bears interest at prime rate, U.S. Dollar Base Rate, Bankers' Acceptance rate or London interbank offered rate ("LIBOR"), plus applicable margins. The facility also contains customary covenants. Subsequent to quarter end, in conjunction with the expiry of the Company's offers to purchase Microcell Telecommunications Inc., this bank credit facility commitment was cancelled.

(c) Long-Term Debt Maturities

Anticipated requirements to meet long-term debt repayments during each of the five years ending December 31 are as follows:


(millions)				                                                                        Total(1)
---------------------------------------------------------------------------------------------------------------------------------
2004 (balance of year)					                                                      $    2.0
2005						                                                                   3.4
2006						                                                               1,586.1
2007						                                                               1,870.0
2008						                                                                   2.4

(1) Where applicable, repayments reflect hedged foreign exchange rates

13. Other Long-Term Liabilities

	                                                                                       As at          As at
                                                                                            September 30,   December 31,
(millions)                                                                                      2004            2003
---------------------------------------------------------------------------------------------------------------------------------
Deferred gain on sale-leaseback of buildings	                                              $	  101.3       $	 109.1
Pension and other post-retirement liabilities		                                          170.5 	 161.3
Deferred hedging liability		                                                          848.3 	 739.6
Deferred customer activation and installation fees(1)		                                   89.9 	  80.8
Other		                                                                                   95.8 	  82.9
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $ 1,305.8       $1,173.7
=================================================================================================================================

(1) Upfront customer activation fees, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.

14. Shareholders' Equity

(a) Details of Shareholders' Equity

                                                                                                      As at     As at
                                                                                                September 30, December 31,
($ in millions except per share amounts)                                                                 2004     2003
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                        (restated - Note 2(b))
Convertible debentures conversion option (b)	                                              $     8.8       $    8.8
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Preference Shares and Preferred Shares (c)
  Authorized	                             Amount
    Non-voting first preferred shares 	     Unlimited
	                                                                                        Redemption
     Issued	                                                                                  Premium
     Cumulative
	$6.00	Preference			- (Dec. 31, 2003 - 8,090)         10.0%		     - 	           0.8
	$4.375	Preferred			- (Dec. 31, 2003 - 53,000)	  4.0%		     - 	           5.3
	$4.50	Preferred			- (Dec. 31, 2003 - 47,500)	  4.0%		     - 	           4.8
	$4.75	Preferred			- (Dec. 31, 2003 - 71,250)	  5.0%		     - 	           7.1
	$4.75	Preferred (Series 1956)		- (Dec. 31, 2003 - 71,250)	  4.0%		     - 	           7.1
	$5.15	Preferred			- (Dec. 31, 2003 - 114,700)	  5.0%		     -            11.5
	$5.75	Preferred			- (Dec. 31, 2003 - 96,400)	  4.0%		     - 	           9.6
	$6.00	Preferred			- (Dec. 31, 2003 - 42,750)	  5.0%		     - 	           4.3
	$1.21 	Preferred 			- (Dec. 31, 2003 - 768,400)	  4.0%		     -            19.2
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                     - 	          69.7
---------------------------------------------------------------------------------------------------------------------------------
Preferred equity
    Authorized	                   Amount
      First Preferred Shares	1,000,000,000
      Second Preferred Shares	1,000,000,000
Common equity
  Shares
    Authorized	Amount
      Common Shares     	1,000,000,000
      Non-Voting Shares	        1,000,000,000
    Issued
      Common Shares (d)		                                                                2,405.8        2,349.1
      Non-Voting Shares (d)		                                                        3,349.9        3,296.6
Options and warrants (e)		                                                           40.8  	  51.5
Accrual for shares issuable under channel stock incentive plan (f)		                    0.6 	   0.6
Cumulative foreign currency translation adjustment		                                   (3.0)	  (2.7)
Retained earnings	                                                 	                  983.0  	 741.7
Contributed surplus (g)		                                                                   42.6 	   5.9
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                6,819.7        6,442.7
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity 	                                                              $ 6,828.5      $ 6,521.2
=================================================================================================================================

(b) Convertible Debenture Conversion Option

At September 30, 2004, 3.8 million (December 31, 2003 - 3.8 million) Non-Voting Shares are reserved for issuance upon exercise of convertible debenture conversion options.

(c) TELUS Communications Inc. Preference and Preferred Shares

TELUS Communications Inc. has the right to redeem the Preference and Preferred shares upon giving three months' previous notice. On March 25, 2004, TELUS Communications Inc. issued notices of redemption for all nine classes of its outstanding publicly traded preference and preferred shares for redemption during the third quarter of 2004 for total consideration of approximately $72.8 million. Of the redemption premium of $3.1 million, $0.8 million is chargeable against contributed surplus with the balance being charged to retained earnings.

(d) Changes in Common Shares and Non-Voting Shares

Periods ended September 30, 2004	                   Three months		                   Nine months
---------------------------------------------------------------------------------------------------------------------------------
                                                      Number of       Amount                  Number          Amount
                                                       shares	    (millions)		     of shares	    (millions)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares
  Beginning of period		                   192,253,334 	      $	2,385.1 	  190,800,015 	      $ 2,349.1
  Exercise of share options (h)		                13,355 		    0.3 	      73,073 		    1.7
  Employees' purchase of shares (i)		       762,035 		   19.1 	   2,063,211 		   51.2
  Dividends reinvested in shares			60,618 		    1.3 	     153,043 		    3.8
---------------------------------------------------------------------------------------------------------------------------------
  End of period		                           193,089,342 	      $	2,405.8 	 193,089,342 	      $	2,405.8
=================================================================================================================================
Non-Voting Shares
  Beginning of period		                   162,423,223 	      $	3,333.5 	 161,042,369 	      $	3,296.6
  Transitional amount for share-based compensation
    arising from share options (Note 2(a))		  - 		     - 			- 		    0.4
---------------------------------------------------------------------------------------------------------------------------------

  Adjusted opening balance		           162,423,223 		3,333.5 	 161,042,369 		3,297.0
  Exercise of warrants (e)		                  - 		     - 		      76,000 		    2.8
  Channel stock incentive plan (f)		        10,375 		    0.3 	      33,975 		    0.8
  Exercise of share options (h)		               358,406 		    7.4 	     879,314 		   23.2
  Dividend Reinvestment and Share Purchase Plan (j)
    Dividends reinvested in shares		       431,365 		    8.5 	   1,174,762 		   25.5
    Optional cash payments		                10,488 		    0.2 	      27,437 		    0.6
---------------------------------------------------------------------------------------------------------------------------------
End of period		                           163,233,857 	      $	3,349.9 	 163,233,857 	      $ 3,349.9
=================================================================================================================================

On October 29, 2004, the Company announced that it has approval from its Board of Directors to make a normal course issuer bid for the repurchase of up to
14.0 million Common Shares and 11.5 million Non-Voting Shares subject to obtaining all necessary regulatory approvals.

(e) Options and Warrants

Upon its acquisition of Clearnet Communications Inc. ("Clearnet") in 2000, the Company was required to record the intrinsic value of Clearnet options and warrants outstanding at that time. As these options and warrants are exercised, the corresponding intrinsic values are reclassified to share capital. As these options and warrants are forfeited or expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options and warrants are credited to share capital.

Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitles the holder to purchase a Non-Voting Share at a price of U.S.$10.00 per share until September 15, 2005. As at September 30, 2004, 0.7 million (December 31, 2003 - 0.8 million) warrants remained outstanding.

(f) Channel Stock Incentive Plan

The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. The Company has reserved 0.2 million (December 31, 2003 -
0.2 million) Non-Voting Shares for issuance under the Plan. As at September 30, 2004, shares earned, but not yet issued, are accrued as a component of Common Equity.

(g) Contributed Surplus

The following table presents a summary of the activity related to the Company's contributed surplus for the three-month and nine-month periods ended September 30, 2004:


Periods ended September 30, 2004 (millions)		                            	    Three months    Nine months
---------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period					                               $   38.9       $	    5.9
Transitional amount for share-based compensation arising from share options (Note 2(a))		     - 		   24.7
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance						                           38.9 	   30.6
Share option expense recognized in period (Note 8(a))			                            4.7 	   14.5
Share option expense reclassified to Non-Voting Share capital account upon exercise
  of share options	                                                                           (1.0)	   (1.7)
Redemption premium on preference and preferred shares (c)			                     - 		   (0.8)
---------------------------------------------------------------------------------------------------------------------------------

Balance, end of period					                                       $   42.6       $	   42.6
=================================================================================================================================

(h) Share Option Plans

The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the time of grant. Options granted under the plans may be exercised over specific periods not to exceed 10 years from the time of grant. At September 30, 2004, 3.3 million (December 31, 2003 - 3.4 million) Common Shares and 27.3 million (December 31, 2003 - 26.1 million) Non-Voting Shares are reserved for issuance under the share option plans.

The following table presents a summary of the activity related to the Company's share options plans for the three-month and nine-month periods ended September 30, 2004.


Periods ended September 30, 2004			   Three months				 Nine months
---------------------------------------------------------------------------------------------------------------------------------
		                                                      Weighted 		 	            Weighted
                                                      Number of     average option          Number of     average option
                                                       shares          price                  shares           price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period		       26,216,294      $   25.09 	       25,773,832     $	   24.85
Granted		                                           32,350 	   23.08 		1,769,141 	   24.66
Exercised		                                 (371,761)	   17.07 		 (952,387)	   14.89
Forfeited		                                 (304,734)	   25.32 		 (887,456)	   24.97
Expired and cancelled	                             	     - 		     - 			 (130,981)	   24.76
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period	                       25,572,149 	   25.20 	       25,572,149 	   25.20
=================================================================================================================================

(i) Employee Share Purchase Plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 6% of their pay. The Company contributes two dollars for every five dollars contributed by an employee. The Company records its contributions as a component of operating expenses. For the three-month and nine-month periods ended September 30, 2004, the Company contributed $6.1 million (2003 - $4.9 million) and $17.9 million (2003 - $15.8 million), respectively, to this plan. Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001, when the issuance of shares from Treasury commenced, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices. At September 30, 2004, 1.2 million (December 31, 2003 -
3.5 million) Common Shares are reserved for issuance under the employee share purchase plan.

(j) Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year. At September 30, 2004, 1.1 million (December 31, 2003 - 2.3 million) Non-Voting Shares are reserved for issuance under the Dividend Reinvestment and Share Purchase Plan.


15.  Commitments and Contingent Liabilities

(a) CRTC Decisions 2002-34 and 2002-43 Deferral Accounts

On May 30, 2002, and on July 31, 2002, the Canadian Radio-television and Telecommunications Commission ("CRTC") issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, a liability ($114 million as of September 30, 2004 (December 31, 2003 - $76 million)) to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material.

On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period" which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period. The Company is uncertain when the CRTC will make its determination on this proceeding.

(b) Labour Negotiations

Collective bargaining with the Telecommunications Workers Union: In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the five legacy agreements from BC TELECOM and Alberta-based TELUS. Following the Clearnet acquisition and subsequent transactions, the Mobility business assumed responsibility for separate negotiations for its unionized operations in British Columbia and Alberta (see Canadian Industrial Relations Board Decision Letter 1088 and Decision 278 following). This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the multiple legacy collective agreements with a single collective agreement for the new bargaining unit.

During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted. In the first quarter of 2004, the extended conciliation process, that included a global review of all outstanding issues, concluded and the outstanding issues were not resolved.

On January 15, 2004, the Federal Minister of Labour appointed the two conciliators as mediators to continue to work with the Company and the Telecommunications Workers Union towards a possible resolution.

On January 28, 2004, the Canadian Industrial Relations Board ruled, in response to an unfair labour practice complaint filed by the Telecommunications Workers Union, that the Company must make an offer of binding arbitration to the Telecommunications Workers Union to settle the collective agreement between the parties. The Company made the offer of binding arbitration on January 29, 2004, and on January 30, 2004, the Telecommunications Workers Union accepted the offer. Under the provisions of binding arbitration, no legal labour disruption can occur.

With the assistance of mediators, the Company and the Telecommunications Workers Union have discussed the binding arbitration process including the selection of an arbitrator, terms of reference/guiding principles that an arbitrator would take into consideration, hearing location and dates, however, many of these items remain unresolved.

The Company has filed an application for reconsideration with the Canadian Industrial Relations Board and an appeal in the Federal Court of Appeal of the Canadian Industrial Relations Board's decision directing the Company to offer binding arbitration.

The operational and financial impacts of the outcome of the reconsideration and appeal processes on the Company are not practicably determinable currently.

Canadian Industrial Relations Board Letter Decision 1088 and Decision 278: On May 21, 2004, the Canadian Industrial Relations Board declared TELE-MOBILE COMPANY and TELUS Communications Inc. a single employer for labour relations purposes. The Canadian Industrial Relations Board also determined that the Mobility segment's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in British Columbia and Alberta, should be included in the Telecommunications Workers Union bargaining unit without a representational vote.

On June 23, 2004, both TELE-MOBILE COMPANY and TELUS Communications Inc. filed an application to the Federal Court of Appeal for a stay and a judicial review of the Canadian Industrial Relations Board Letter Decision 1088 and the subsequent Decision 278. The stay application was granted in part on July 23, 2004. The Federal Court of Appeal held that the Mobility segment may communicate with its eastern employees affected by the Canadian Industrial Relations Board Letter Decision 1088 and Decision 278 (unlike the communication ban that continues in respect of TELUS Communications Inc.'s unionized team members represented by the Telecommunications Workers Union). The other aspects of the stay application were otherwise denied by the Federal Court of Appeal. However, the Federal Court of Appeal has invited TELE-MOBILE COMPANY and TELUS Communications Inc. to bring a new application should circumstances change such that irreparable harm becomes imminent. The judicial review of Canadian Industrial Relations Board Letter Decision 1088 and Decision 278 was heard on October 4-5, 2004, and a decision from the Federal Court of Appeal is pending.

Should the ultimate operational and financial impacts of the outcome of the Federal Court of Appeal process differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

(c) Microcell Telecommunications Inc.

On May 13, 2004, the Company announced its intention to make unsolicited offers to purchase for cash all of the issued and outstanding Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 of Microcell Telecommunications Inc., which offers were made May 17, 2004. The total equity value of the transaction is approximately $1.1 billion. The offers, which were to expire on June 22, 2004, were further extended to July 22, 2004, August 20, 2004, September 20, 2004, and October 12, 2004, at which time the offers expired.

(d) Guarantees

Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.
The Company has guaranteed third parties' financial obligations as part of a facility naming rights agreement. The guarantees, in total, run through to August 31, 2008, on a declining-balance basis and are of limited recourse.
As at September 30, 2004, the Company has no liability recorded in respect of the aforementioned performance guarantees.

Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at September 30, 2004, the Company has a liability of $1.0 million (December 31, 2003 - $1.5 million) recorded in respect of these lease guarantees.

The following table quantifies the maximum undiscounted guarantee amounts as at September 30, 2004, without regard for the likelihood of having to make such payment.

---------------------------------------------------------------------------------------------------------------------------------
(millions)		                                     Performance 	     Financial
                                                            guarantees(1)(2)        guarantees(1)              Total
---------------------------------------------------------------------------------------------------------------------------------
2004 (balance of year)			                       $    3.7 	       $    3.2 	       $   6.9
2005				                                    1.8 		    3.1 		   4.9
2006			                                	    1.5 		    2.3 		   3.8
2007				                                    1.0 		    1.2 		   2.2
2008				                                    0.5 		    0.4 		   0.9

(1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.
(2) Performance guarantees as at September 30, 2004, exclude amounts in 2004 (balance of year), 2005, 2006, 2007 and 2008 of $2.2 million, $2.0 million, $1.8 million, $1.6 million and $1.4 million, respectively, as the underlying guarantee, which was incurred pursuant to a facility naming rights agreement, was contractually terminated on October 4, 2004.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.
In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the purchaser's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the purchaser being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the purchaser in respect of any losses that the purchaser incurred.
As at September 30, 2004, the Company has no liability recorded in respect of indemnification obligations.

(e) Claims and Lawsuits

General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items enumerated following.

Pay equity: On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the Canadian Human Rights Commission advised that it would commence an investigation of the Telecommunications Workers Union complaint. In February 2003, the Canadian Human Rights Commission offered to mediate a settlement of the complaint, but the Company declined the offer. In 2004, the Canadian Human Rights Commission appointed a conciliator to attempt to bring about a settlement of the complaint. If the conciliator is unable to settle the complaint, the Canadian Human Rights Commission may refer the matter to the Canadian Human Rights Tribunal for a formal hearing. The timing of the resolution of this matter is not practicably determinable, but resolution is not imminently expected. The Company believes that it has good defences to the Telecommunications Workers Union's complaint. Should the ultimate resolution of the pay equity complaint differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: In January 2002, the Company became aware of two statements of claim filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. An application for an order striking out the actions as representative or class actions was dismissed on December 17, 2003. The Company believes that it has good defences to the actions. Should the ultimate resolution of these actions differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

Uncertified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class has not been certified and procedural objections to certification have been identified. The Company further believes the claim is unsound on the merits. Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

16. Additional Financial Information

(a) Income Statement


Periods ended September 30				    Three months			    Nine months
(millions)						2004		2003			2004		2003

=================================================================================================================================
Advertising expense				      $    35.7       $    30.3 	      $   103.0       $    90.7

=================================================================================================================================

(b) Balance Sheet

											       As at	       As at
											   September 30,   December 31,
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable
  Customer accounts receivable								      $   671.3       $   624.1
  Accrued receivables										  206.0 	  158.4
  Allowance for doubtful accounts								  (71.6)	  (67.6)
  Other												    9.4 	    8.9
---------------------------------------------------------------------------------------------------------------------------------
											      $   815.1       $   723.8
=================================================================================================================================
Prepaid expense and other
  Prepaid expenses									      $   142.4       $	   86.6
  Deferred customer activation and installation costs						   47.1 	   77.2
  Other												   40.0 	    8.6
---------------------------------------------------------------------------------------------------------------------------------
											      $   229.5       $   172.4
=================================================================================================================================
Accounts payable and accrued liabilities
  Trade accounts payable								      $   292.9 $	  377.6
  Accrued liabilities										  395.6 	  384.1
  Payroll and other employee-related liabilities						  415.7 	  430.4
  Interest payable										  205.5 	   72.4
  Other												   44.3 	   30.0
---------------------------------------------------------------------------------------------------------------------------------
											      $ 1,354.0       $ 1,294.5
=================================================================================================================================
Advance billings and customer deposits
  Advance billings									      $   413.2       $   340.9
  Deferred customer activation and installation fees						   47.1 	   77.2
  Customer deposits										   25.2 	   26.9
---------------------------------------------------------------------------------------------------------------------------------
											      $   485.5       $   445.0
=================================================================================================================================

(c) Supplementary Cash Flow Information


Periods ended September 30 				    Three months			    Nine months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Net change in non-cash working capital
  Accounts receivable				      $   (14.9)      $    (4.9)	      $   (91.3)      $   135.9
  Income and other taxes receivable			   17.1 	    8.8 		  109.6 	 (208.3)
  Inventories						   12.0 	    3.8 		   38.8 	   18.7
  Prepaid expenses and other				   39.5 	   71.5 		  (50.1)	   11.4
  Accounts payable and accrued liabilities		  131.3 	  182.2 		   60.2 	   67.4
  Advance billings and customer deposits		   17.7 	   20.2 		   40.5 	   60.4
---------------------------------------------------------------------------------------------------------------------------------
						      $   202.7       $   281.6 	      $   107.7	      $    85.5
=================================================================================================================================

17. Employee Future Benefits

(a) Defined benefit plans

The Company's net defined benefit plan costs were as follows:


Three months ended September 30
(millions)						2004						2003
---------------------------------------------------------------------------------------------------------------------------------
				    Incurred in	      Matching 	   Recognized in    Incurred in	      Matching 	   Recognized in
				      period	  adjustments(1)      period	      period	  adjustments(1)      period
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans
  Current service cost		      $    17.6       $	     - 	      $    17.6 $	   16.3       $      - 	      $    16.3
  Interest cost				   78.1 	     - 		   78.1 	   76.8 	     - 		   76.8
  Return on plan assets			  (13.4)	  (79.9)	  (93.3)	 (172.0)	   88.3 	  (83.7)
  Past service costs			     - 		    0.1 	    0.1 	     - 		    0.2 	    0.2
  Actuarial loss 			    6.2 	     - 		    6.2 	    7.4 	     - 		    7.4
  Valuation allowance provided
   against accrued benefit asset	     - 		    6.4 	    6.4 	     - 		    6.4 	    6.4
  Amortization of transitional asset	     - 		  (11.2)	  (11.2)	     - 		  (11.2)	  (11.2)
---------------------------------------------------------------------------------------------------------------------------------
				      $    88.5       $   (84.6)      $     3.9 $	  (71.5)      $    83.7       $    12.2
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

Nine months ended September 30
(millions)						2004						2003
---------------------------------------------------------------------------------------------------------------------------------
				    Incurred in	      Matching 	   Recognized in    Incurred in	      Matching 	   Recognized in
				      period	  adjustments(1)      period	      period	  adjustments(1)      period
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans
  Current service cost		      $    52.8       $      - 	      $    52.8 $	   49.0       $      - 	      $    49.0
  Interest cost				  234.3 	     - 		  234.3 	  230.3 	     - 		  230.3
  Return on plan assets			 (221.1)	  (58.7)	 (279.8)	 (286.5)	   35.5 	 (251.0)
  Past service costs			     - 		    0.5 	    0.5 	     - 		    0.5 	    0.5
  Actuarial loss 			   18.5 	     - 		   18.5 	   22.0 	     - 		   22.0
  Valuation allowance provided
   against accrued benefit asset	     - 		   19.1 	   19.1 	     - 		   19.1 	   19.1
  Amortization of transitional asset	     - 		  (33.6)	  (33.6)	     - 		  (33.6)	  (33.6)
---------------------------------------------------------------------------------------------------------------------------------
				      $    84.5       $   (72.7)      $    11.8 $	   14.8       $    21.5       $    36.3
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

Three months ended September 30
(millions)						2004						2003
---------------------------------------------------------------------------------------------------------------------------------
				    Incurred in	      Matching 	   Recognized in    Incurred in	      Matching 	   Recognized in
				      period	  adjustments(1)      period	      period	  adjustments(1)      period
---------------------------------------------------------------------------------------------------------------------------------
Other benefit plans
  Current service cost		      $     1.2       $      - 	      $     1.2 $	    1.2       $      - 	      $     1.2
  Interest cost				    0.8 	     - 		    0.8 	    0.9 	     - 		    0.9
  Return on plan assets			   (0.7)	     - 		   (0.7)	   (0.2)	   (0.5)	   (0.7)
  Actuarial gain			   (0.3)	     - 		   (0.3)	   (0.3)	     - 		   (0.3)
  Amortization of transitional
   obligation				     - 		    0.2 	    0.2 	     - 		    0.2 	    0.2
---------------------------------------------------------------------------------------------------------------------------------
				      $     1.0       $     0.2       $     1.2 $	    1.6       $    (0.3)      $     1.3
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

Nine months ended September 30
(millions)						2004						2003
---------------------------------------------------------------------------------------------------------------------------------
				    Incurred in	      Matching 	   Recognized in    Incurred in	      Matching 	   Recognized in
				      period	  adjustments(1)      period	      period	  adjustments(1)      period
---------------------------------------------------------------------------------------------------------------------------------
Other benefit plans
  Current service cost		      $     3.6       $      - 	      $     3.6 $	    3.7       $      - 	      $     3.7
  Interest cost				    2.5 	     - 		    2.5 	    2.8 	     - 		    2.8
  Return on plan assets			   (2.0)	     - 		   (2.0)	   (0.6)	   (1.4)	   (2.0)
  Actuarial gain			   (1.1)	     - 		   (1.1)	   (0.9)	     - 		   (0.9)
  Amortization of transitional
   obligation 				     - 		    0.6 	    0.6 	     - 		    0.6 	    0.6
---------------------------------------------------------------------------------------------------------------------------------
				      $     3.0       $     0.6       $     3.6 $	    5.0       $    (0.8)      $     4.2
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(b) Employer contributions
The best estimate of fiscal 2004 employer contributions to the Company's defined benefit pension plans has been revised to $136.6 million (the best estimate at December 31, 2003, was - $104.8 million) to reflect updated actuarial valuations and the net acceleration of discretionary funding.

(c) Defined contribution plans
The Company's total defined contribution pension plan costs recognized were a follows:

Periods ended September 30 				    Three months			    Nine months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Union pension plan contributions		      $    10.2       $     8.5 	      $    29.5       $    27.8
Other defined contribution pension plans		    2.6 	    1.4 		   10.7  	    8.0
---------------------------------------------------------------------------------------------------------------------------------
						      $    12.8       $     9.9 	      $    40.2       $    35.8
=================================================================================================================================


18. Segmented Information

The Company's reportable segments, which are used to manage the business, are Communications and Mobility. The Communications segment includes voice local, voice long distance, data and other telecommunication services excluding wireless. The Mobility segment includes digital personal communications services and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.


Three months ended
 September 30	       Communications		       Mobility			  Eliminations		       Consolidated
(millions)	     2004	   2003		  2004		2003	       2004	     2003	    2004	  2003

---------------------------------------------------------------------------------------------------------------------------------
External revenue   $ 1,199.9 	 $ 1,186.3 	$   747.0     $   619.9      $      - 	   $      - 	  $ 1,946.9 	$ 1,806.2
Inter-segment
 revenue		24.9 	      24.6 	      5.0 	    4.0 	 (29.9)	       (28.6)		 -	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
 revenue	     1,224.8 	   1,210.9 	    752.0 	  623.9 	 (29.9)	       (28.6)	    1,946.9 	  1,806.2
Operations expense     714.2 	     701.9 	    428.5 	  378.4 	 (29.9)	       (28.6)	    1,112.8 	  1,051.7
Restructuring and
 work-force
  reduction costs	16.2 	       2.3 	       - 	     - 		    - 		  - 	       16.2 	      2.3
---------------------------------------------------------------------------------------------------------------------------------
EBITDA(1)	   $   494.4 	 $   506.7 	$   323.5     $   245.5      $	    - 	   $	  - 	  $   817.9 	$   752.2
=================================================================================================================================
CAPEX(2)	   $   216.4 	 $   208.9 	$   103.4     $    95.1      $	    - 	   $	  - 	  $   319.8 	$   304.0
=================================================================================================================================
EBITDA less CAPEX  $   278.0 	 $   297.8 	$   220.1     $   150.4      $	    - 	   $	  - 	  $   498.1 	$   448.2
=================================================================================================================================

Nine months ended
 September 30	       Communications		       Mobility			  Eliminations		       Consolidated
(millions)	     2004	   2003		  2004		2003	       2004	     2003	    2004	  2003
---------------------------------------------------------------------------------------------------------------------------------
External revenue   $ 3,560.0 	 $ 3,604.0 	$ 2,056.3     $ 1,716.4      $      - 	   $      - 	  $ 5,616.3 	$ 5,320.4
Inter-segment
 revenue		72.0 	      71.4 	     15.2 	   11.6 	 (87.2)	       (83.0)		 - 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
 revenue	     3,632.0 	   3,675.4 	  2,071.5 	1,728.0 	 (87.2)	       (83.0)	    5,616.3 	  5,320.4
Operations expense   2,132.7 	   2,155.7 	  1,214.0 	1,102.6 	 (87.2)	       (83.0)	    3,259.5 	  3,175.3
Restructuring and
 work-force
  reduction costs       32.8 	      12.1 	       -  	     - 		    - 		  - 	       32.8 	     12.1
---------------------------------------------------------------------------------------------------------------------------------
EBITDA(1)	   $ 1,466.5 	 $ 1,507.6 	$   857.5     $   625.4      $	    - 	   $	  - 	  $ 2,324.0 	$ 2,133.0
=================================================================================================================================
CAPEX(2)	   $   743.5 	 $   589.8 	$   232.1     $   227.5      $      - 	   $	  - 	  $   975.6 	$   817.3
=================================================================================================================================
EBITDA less CAPEX  $   723.0	 $   917.8 	$   625.4     $   397.9      $      - 	   $      - 	  $ 1,348.4 	$ 1,315.7
=================================================================================================================================

(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
(2) Total capital expenditures ("CAPEX").


19. Related Party Transactions

In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2005. As of September 30, 2004, in aggregate, $312.1 million of specified software licences and a trademark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after September 30, 2004, is U.S.$87 million (December 31, 2003 - U.S.$102 million).

In the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed. In connection with the 2001 disposition of TELUS' directory business to Verizon, the Company bills customers, and collects, for directory listings on Verizon's behalf. The Company owed Verizon, on a net basis and including directory rebilling and collections done on Verizon's behalf as well as dividends payable, $36.9 million at September 30, 2004 (December 31, 2003 - $40.9 million).


Periods ended September 30 				    Three months			    Nine months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Verizon agreement - Ongoing services and
 benefits expensed				      $     6.6       $     6.9 	      $    19.9       $    21.2
Sales to Verizon (Verizon customers' usage of
 TELUS' telecommunication infrastructure and other)   $	   16.6       $    14.8 	      $    39.7       $    35.9
Purchases from Verizon (TELUS customers' usage of
 Verizon's telecommunication infrastructure and other)$	    5.4       $     6.8 	      $    25.8       $    27.7
---------------------------------------------------------------------------------------------------------------------------------


20. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:


Periods ended September 30 				    Three months			    Nine months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
								(restated - Note 2(b))			(restated - Note 2(b))
Net income in accordance with Canadian GAAP	      $   156.6       $   114.1 	      $   430.2	      $   276.6
Adjustments:
  Operating expenses
    Operations (b)					    0.5 	   (4.2)		    1.8 	  (12.7)
    Depreciation (c)					     - 		   27.0 		    6.5 	   81.0
    Amortization of intangible assets (d)		  (20.5)	  (20.5)		  (61.4)	  (61.4)
  Financing costs (f)					    2.1 	    2.4 		    6.2 	    7.2
  Accounting for derivatives (g)			   (4.5)	   (0.1)		   (4.3)	    0.2
  Taxes on the above adjustments (h)			    9.3 	   (1.6)		   22.6 	   (5.1)
---------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP			  143.5 	  117.1 		  401.6 	  285.8
Other comprehensive income (loss) (i)			  (15.3)	  (68.0)		  (31.5)	 (151.6)
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) in accordance
 with U.S. GAAP					      $   128.2       $    49.1 	      $   370.1	      $   134.2
=================================================================================================================================
Net income in accordance with U.S. GAAP per
 Common Share and Non-Voting
  - Basic					      $     0.40      $     0.33      	      $     1.12      $     0.81
  - Diluted					      $     0.40      $     0.33 	      $     1.12      $     0.81

The following is a restatement of retained earnings (deficit) to reflect the application of U.S. GAAP:


Periods ended September 30 									     Nine months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year								      $  (844.7)      $  (960.6)
Net income in accordance with U.S. GAAP								  401.6 	  285.8
---------------------------------------------------------------------------------------------------------------------------------
												 (443.1)	 (674.8)
Less: Common Share and Non-Voting Share dividends paid, or payable, in cash 			  132.8 	  124.3
      Common Share and Non-Voting Share dividends reinvested, or to be reinvested,
       in shares issued from Treasury								   26.9 	   32.5
      Preference and preferred share dividends							    1.8 	    2.6
      Redemption premium on preference and preferred shares in excess of amount
       chargeable to contributed surplus (Note 14(c))						    2.3 	     -
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of period 								      $  (606.9)      $  (834.2)
=================================================================================================================================

The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

											       As at  	       As at
											    September 30,   December 31,
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Current Assets										      $ 2,197.3       $ 1,517.3
Capital Assets
  Property, plant, equipment and other								7,623.3 	7,757.8
  Intangible assets subject to amortization							2,480.7 	2,666.0
  Intangible assets with indefinite lives							2,954.6 	2,954.6
Goodwill											3,536.3 	3,536.6
Deferred Income Taxes										  377.5 	  709.0
Other Assets											  680.3 	  623.1
---------------------------------------------------------------------------------------------------------------------------------
											      $19,850.0       $19,764.4
=================================================================================================================================
Current Liabilities						 			      $ 1,982.8       $ 2,154.7
Long-Term Debt											6,523.2 	6,628.4
Other Long-Term Liabilities									1,523.9 	1,367.1
Deferred Income Taxes										1,611.8 	1,638.8
Non-Controlling Interest									   10.9 	   10.7
Shareholders' Equity										8,197.4 	7,964.7
---------------------------------------------------------------------------------------------------------------------------------
											      $19,850.0       $19,764.4
=================================================================================================================================

The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

											       As at  	       As at
											    September 30,   December 31,
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													(restated - Note 2(b))
Shareholders' Equity under Canadian GAAP						      $ 6,828.5       $ 6,521.2
Adjustments:
  Purchase versus Pooling Accounting (a), (c) - (f)						1,472.1 	1,512.9
  Additional goodwill on Clearnet purchase (e)							  123.5 	  123.5
  Convertible debentures (including conversion option) (f)					   (8.3)	   (8.8)
  Accounting for derivatives (g)								   (2.9)	   (0.1)
  Accumulated other comprehensive income (loss) (i)						 (215.5)	 (184.0)
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under U.S. GAAP							      $ 8,197.4       $ 7,964.7
=================================================================================================================================
Composition of Shareholders' Equity under U.S. GAAP
  Preference and preferred shares
    TELUS Communications Inc. Preference Shares and Preferred Shares (Note 14(c))	      $	     - 	      $	   69.7
  -------------------------------------------------------------------------------------------------------------------------------
  Common equity
    Common Shares										4,339.3 	4,282.6
    Non-Voting Shares										4,637.0 	4,585.8
    Options and warrants									   40.8 	   51.5
    Accrual for shares issuable under channel stock incentive plan				    0.6 	    0.6
    Cumulative foreign currency translation adjustment						   (3.0)	   (2.7)
    Retained earnings (deficit) 								 (606.9)	 (844.7)
    Accumulated other comprehensive income (loss) (i)						 (215.5)	 (184.0)
    Contributed surplus										    5.1		    5.9
---------------------------------------------------------------------------------------------------------------------------------
												8,197.4		7,895.0
---------------------------------------------------------------------------------------------------------------------------------
											      $ 8,197.4       $ 7,964.7
=================================================================================================================================

(a)	Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b) Operating Expenses - Operations

Periods ended September 30 				    Three months			    Nine months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Future employee benefits			      $    (4.2)      $    (4.2)	      $   (12.7)      $   (12.7)
Share-based compensation				    4.7 	     - 			   14.5 	     -
---------------------------------------------------------------------------------------------------------------------------------
						      $     0.5	      $    (4.2)	      $     1.8	      $   (12.7)
=================================================================================================================================

Future employee benefits: Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001 (see Note 2(a) and Note 8(a)). U.S. GAAP requires disclosure of the impact on net income and net income per Common Share and Non-Voting Share as if the fair value based method of accounting had been applied for awards made after 1994. The fair values of the Company's options granted in 2004 and 2003, and the weighted average assumptions used in estimating the fair values, are set out in Note 8(a). Such impact, using the fair values set out in Note 8(a) would approximate the pro forma amounts in the following table.

Periods ended September 30				    Three months			    Nine months
(millions except per share amounts)			2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP
  As reported					      $   143.5       $   117.1 	      $   401.6       $   285.8
  Deduct: Share-based compensation arising from
    share options determined under fair value
    based method for all awards				   (5.5)	  (10.5)		  (16.9)	  (34.1)
---------------------------------------------------------------------------------------------------------------------------------
  Pro forma					      $   138.0       $   106.6 	      $   384.7	      $   251.7
=================================================================================================================================
Net income in accordance with U.S. GAAP per
 Common Share and Non-Voting Share
  Basic
    As reported (using intrinsic method)	      $     0.40      $     0.33 	      $     1.12      $     0.81
    Pro forma (using fair value method)		      $     0.39      $     0.30 	      $     1.07      $     0.71
  Diluted
    As reported (using intrinsic method)	      $     0.40      $     0.33 	      $     1.12      $     0.81
    Pro forma (using fair value method)		      $     0.39      $     0.30 	      $     1.07      $     0.71

(c) Operating Expenses - Depreciation


Periods ended September 30 				    Three months			    Nine months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Merger of BC TELECOM and TELUS			      $      - 	      $     9.0 	      $     6.5       $    26.9
Asset impairment					     - 		   18.0 		     - 		   54.1
---------------------------------------------------------------------------------------------------------------------------------
						      $      - 	      $    27.0 	      $     6.5       $    81.0
=================================================================================================================================

Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values). As of March 31, 2004, the amortization of this difference had been completed.

Asset impairment: In the first quarter of 1998, BC TELECOM took an asset impairment charge. In assessing if a capital asset is impaired, estimated future net cash flows are not discounted in computing the net recoverable amount. Under Canadian GAAP, at the time the assessment took place, the impairment amount recorded was the excess of the carrying amount over the recoverable amount; under U.S. GAAP the impairment amount recorded was the excess of the carrying amount over the discounted estimated future net cash flows that were used to determine the net recoverable amount. Under U.S. GAAP, the net of tax charge taken in 1998 would be $232.2 million higher and would not be considered an extraordinary item. The annual depreciation expense would be approximately $72 million lower subsequent to when the increased impairment charge was taken under U.S. GAAP. As of December 31, 2003, the amortization of this difference had been completed.

(d) Operating Expenses - Amortization of Intangible Assets

As TELUS' intangible assets on acquisition have been recorded at their fair value, amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

								    Accumulated
							Cost	    Amortization		  Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
											       As at		As at
											   September 30,     December 31,
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscribers - wireline			      $ 1,950.0       $   247.8   	      $ 1,702.2       $ 1,731.0
  Subscribers - wireless 				  250.0 	  192.3 		   57.7 	   90.3
---------------------------------------------------------------------------------------------------------------------------------
							2,200.0 	  440.1 		1,759.9 	1,821.3
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)					1,833.3 	1,833.3 		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
						      $ 4,033.3       $ 2,273.4 	      $ 1,759.9       $ 1,821.3
=================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.


Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at September 30, 2004, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2004 (balance of year)											      $    98.3
2005														  304.3
2006														  157.9
2007														   78.8
2008														   53.3

(e) Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to affect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(f) Financing Costs

Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' interest expense based on underlying cost (book value).

Convertible debentures: Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders' equity. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures. The principal accretion occurring under Canadian GAAP is not required under U.S. GAAP and the adjustment is included in the interest expense adjustment in the reconciliation.

(g) Accounting for Derivatives

On January 1, 2001, the Company adopted, for U.S. GAAP purposes, the provisions of Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires that all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives which are cash flow hedges will be marked to market with adjustments reflected in comprehensive income.

(h) Income Taxes

Periods ended September 30 				    Three months			     Nine months
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Current						      $     5.8       $   (11.7)	      $   (77.2)      $  (218.0)
Deferred						   82.1 	   96.3 		  259.3 	  353.0
---------------------------------------------------------------------------------------------------------------------------------
							   87.9 	   84.6 		  182.1 	  135.0
Investment Tax Credits					     - 		     - 			   (0.5)	   (1.0)
---------------------------------------------------------------------------------------------------------------------------------
						      $    87.9       $    84.6 	      $   181.6       $   134.0
=================================================================================================================================

The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Three months ended September 30 ($ in millions)		        2004				        2003
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates			      $    81.0 	34.8%		      $    74.9 	37.0%
Tax rate differential on, and consequential
 adjustments from, settlement of prior year tax issues	   (0.3)				     -
Investment Tax Credits					     - 					     -
Other							    1.7 				    3.9
---------------------------------------------------------------------------------------------------------------------------------
							   82.4 	35.5%			   78.8 	38.9%
Large corporations tax					    5.5 				    5.8
---------------------------------------------------------------------------------------------------------------------------------
U.S. GAAP income tax expense (recovery)		      $    87.9 	37.8%		      $    84.6 	41.7%
=================================================================================================================================

Nine months ended September 30 ($ in millions)			2004					2003
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates			      $   203.5 	34.8%		      $   156.3 	37.0%
Tax rate differential on, and consequential
 adjustments from, settlement of prior year tax issues	  (36.1)				  (49.7)
Investment Tax Credits					   (0.3)				   (0.6)
Other							   (0.1)				   11.4
---------------------------------------------------------------------------------------------------------------------------------
							  167.0 	28.5%			  117.4 	27.8%
Large corporations tax					   14.6 				   16.6
---------------------------------------------------------------------------------------------------------------------------------
U.S. GAAP income tax expense (recovery)		      $   181.6 	31.0%		      $   134.0 	31.7%
=================================================================================================================================

(i) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

Three-month periods ended
September 30 (millions)					2004						2003
---------------------------------------------------------------------------------------------------------------------------------
				    Unrealized					    Unrealized
				   fair value of				   fair value of
				     derivative	      Minimum			     derivative       Minimum
				     cash flow	      pension			     cash flow	      pension
				       hedges	     liability	       Total	       hedges	     liability	       Total
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Amount arising			      $   (22.6)      $    (0.9)      $   (23.5)      $  (109.6)      $    (0.9)      $  (110.5)
Income tax expense (recovery)		   (7.9)	   (0.3)	   (8.2)	  (40.8)	   (1.7)	  (42.5)
---------------------------------------------------------------------------------------------------------------------------------
Net					  (14.7)	   (0.6)	  (15.3)	  (68.8)	    0.8 	  (68.0)

Accumulated other comprehensive
 income (loss), beginning of period	  (88.7)	 (111.5)	 (200.2)	   33.2 	  (95.8)	  (62.6)
---------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive
 income (loss), end of period	      $  (103.4)      $  (112.1)      $  (215.5)      $   (35.6)      $   (95.0)       $  (130.6)
=================================================================================================================================

Nine-month periods ended
September 30 (millions)					2004						2003
---------------------------------------------------------------------------------------------------------------------------------
				    Unrealized					    Unrealized
				   fair value of				   fair value of
				     derivative	      Minimum			     derivative       Minimum
				     cash flow	      pension			     cash flow	      pension
				       hedges	     liability	       Total	       hedges	     liability	       Total
---------------------------------------------------------------------------------------------------------------------------------
Amount arising			      $   (45.6)      $    (2.7)      $   (48.3)      $  (247.4)      $    (3.0)       $  (250.4)
Income tax expense (recovery)		  (15.8)	   (1.0)	  (16.8)	  (96.1)	   (2.7)	   (98.8)
---------------------------------------------------------------------------------------------------------------------------------
Net					  (29.8)	   (1.7)	  (31.5)	 (151.3)	   (0.3)	  (151.6)

Accumulated other comprehensive
 income (loss), beginning of period	  (73.6)	 (110.4)	 (184.0)	  115.7 	  (94.7)	    21.0
---------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive
 income (loss), end of period	      $  (103.4)      $  (112.1)      $  (215.5)      $   (35.6)       $  (95.0)        $ (130.6)
=================================================================================================================================

(j) Recently Issued Accounting Standards Not Yet Implemented

As would affect the Company, there are no U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: October 29, 2004
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary